EXHIBIT 99.2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Rockwood Holdings, Inc.

Princeton, New Jersey

We have audited the accompanying consolidated balance sheets of Rockwood Holdings, Inc. and Subsidiaries (the “Company”) as of December 31, 2013 and 2012, and the related consolidated statements of operations, comprehensive income, changes in stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Rockwood Holdings, Inc. and Subsidiaries at December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 4, 2014 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte & Touche LLP
Parsippany, New Jersey
March 4, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Rockwood Holdings, Inc.

Princeton, New Jersey

We have audited the internal control over financial reporting of Rockwood Holdings, Inc. and Subsidiaries (the “Company”) as of December 31, 2013, based on the criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2013 of the Company and our report, dated March 4, 2014, expressed an unqualified opinion on those financial statements.

/s/ Deloitte & Touche LLP
Parsippany, New Jersey
March 4, 2014

ROCKWOOD HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(Dollars in millions, except per share amounts; shares in thousands)

	Year ended December 31,
	2013	2012	2011
Net sales	$1,377.8	$1,323.8	$1,354.1
Cost of products sold	759.8	737.1	772.8

Gross profit	618.0	586.7	581.3
Selling, general and administrative expenses	401.8	356.2	387.2
Gain on previously held equity interest	(16.0)	—	—
Restructuring and other severance costs	17.5	35.3	11.4
Asset write-downs and other	4.1	0.3	0.9

Operating income	210.6	194.9	181.8

Other expenses, net:
Interest expense, net	(82.3)	(64.5)	(83.1)
Loss on early extinguishment/modification of debt	(15.5)	(12.0)	(16.6)
Foreign exchange (loss) gain on financing activities, net	(67.1)	(10.3)	3.2
Other, net	(0.3)	—	0.2

Other expenses, net	(165.2)	(86.8)	(96.3)

Income from continuing operations before taxes	45.4	108.1	85.5
Income tax (benefit) provision	(10.0)	(124.8)	15.3

Income from continuing operations	55.4	232.9	70.2
(Loss) income from discontinued operations, net of tax	(65.0)	161.0	250.5
Gain on sale of discontinued operations, net of tax	1,670.5	—	119.3

Net income	1,660.9	393.9	440.0
Net income attributable to noncontrolling interest - discontinued operations	(1.0)	(14.7)	(40.6)

Net income attributable to Rockwood Holdings, Inc. shareholders	$1,659.9	$379.2	$399.4

Amounts attributable to Rockwood Holdings, Inc. shareholders:
Income from continuing operations	$55.4	$232.9	$70.2
Income from discontinued operations	1,604.5	146.3	329.2

Net income attributable to Rockwood Holdings, Inc. shareholders	$1,659.9	$379.2	$399.4

Basic earnings per share attributable to Rockwood Holdings, Inc. shareholders:
Earnings from continuing operations	$0.73	$3.00	$0.92
Earnings from discontinued operations	21.17	1.88	4.30

Basic earnings per share	$21.90	$4.88	$5.22

Diluted earnings per share attributable to Rockwood Holdings, Inc. shareholders:
Earnings from continuing operations	$0.72	$2.91	$0.88
Earnings from discontinued operations	20.73	1.83	4.12

Diluted earnings per share	$21.45	$4.74	$5.00

Dividends declared per share of common stock	$1.70	$1.05	$—

Weighted average number of basic shares outstanding	75,781	77,665	76,555

Weighted average number of diluted shares outstanding	77,390	79,943	79,865

See accompanying notes to consolidated financial statements.

ROCKWOOD HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Dollars in millions)

	Year ended December 31,
	2013	2012	2011
Net income	$1,660.9	$393.9	$440.0
Other comprehensive income, net of tax:
Pension related adjustments	50.4	(76.8)	(45.3)
Foreign currency translation	64.6	25.1	(53.8)
Intercompany loans - foreign currency translation	30.3	13.9	(24.7)
Net investment hedges	—	(0.3)	(9.9)
Foreign exchange contracts	—	0.2	0.4

Other comprehensive income (loss)	145.3	(37.9)	(133.3)

Comprehensive income	1,806.2	356.0	306.7
Comprehensive income attributable to noncontrolling interest	(2.4)	(1.9)	(28.4)

Comprehensive income attributable to Rockwood Holdings, Inc. shareholders	$1,803.8	$354.1	$278.3

See accompanying notes to consolidated financial statements.

ROCKWOOD HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Dollars in millions, except per share amounts; shares in thousands)

	December 31,
	2013	2012
ASSETS
Current assets:
Cash and cash equivalents	$1,522.8	$1,266.1
Accounts receivable, net	228.1	205.5
Inventories	228.2	212.7
Deferred income taxes	45.4	7.5
Prepaid expenses and other current assets	90.1	47.9
Assets of discontinued operations	1,549.1	2,583.2

Total current assets	3,663.7	4,322.9
Property, plant and equipment, net	842.8	719.6
Goodwill	659.6	610.5
Other intangible assets, net	127.9	123.4
Deferred financing costs, net	17.9	33.2
Deferred income taxes	156.5	157.4
Other assets	63.9	46.6

Total assets	$5,532.3	$6,013.6

LIABILITIES
Current liabilities:
Accounts payable	$92.2	$73.2
Income taxes payable	13.5	23.7
Accrued compensation	70.0	57.4
Accrued expenses and other current liabilities	89.0	87.2
Deferred income taxes	2.3	3.9
Long-term debt, current portion	10.3	38.4
Liabilities of discontinued operations	486.5	1,258.0

Total current liabilities	763.8	1,541.8
Long-term debt	1,285.1	2,181.4
Pension and related liabilities	268.9	276.1
Deferred income taxes	38.4	30.4
Other liabilities	102.7	95.7

Total liabilities	2,458.9	4,125.4
Commitments and Contingencies - See Note 18
Restricted stock units	24.2	12.5
EQUITY
Rockwood Holdings, Inc. stockholders’ equity:
Common stock ($0.01 par value, 400,000 shares authorized, 80,219 shares issued and 73,892 shares outstanding at December 31, 2013; 400,000 shares authorized, 78,560 shares issued and 78,466 shares outstanding at December 31, 2012)	0.8	0.8
Paid-in capital	1,269.8	1,243.1
Accumulated other comprehensive income (loss)	103.7	(12.6)
Retained earnings	1,923.1	392.7
Treasury stock, at cost (6,327 shares and 94 shares, respectively)	(401.3)	(1.4)

Total Rockwood Holdings, Inc. stockholders’ equity	2,896.1	1,622.6
Noncontrolling interest	153.1	253.1

Total equity	3,049.2	1,875.7

Total liabilities and equity	$5,532.3	$6,013.6

See accompanying notes to consolidated financial statements.

ROCKWOOD HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in millions)

	Year ended December 31,
	2013	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$1,660.9	$393.9	$440.0
Adjustments to reconcile net income to net cash provided by operating activities:
Income from discontinued operations, net of tax	65.0	(161.0)	(250.5)
Gain on sale of discontinued operations, net of tax	(1,670.5)	—	(119.3)
Depreciation and amortization	93.5	89.3	88.0
Deferred financing costs amortization	4.4	4.0	3.0
Loss on early extinguishment/modification of debt	15.5	12.0	16.6
Gain on previously held equity interest	(16.0)	—	—
Foreign exchange loss (gain) on financing activities, net	67.1	10.3	(3.2)
Fair value adjustment of derivatives	—	—	(2.1)
Bad debt provision	0.8	0.7	(0.1)
Stock-based compensation	12.7	11.4	12.6
Deferred income taxes	(54.4)	(157.3)	(14.6)
Asset write-downs and other	4.1	24.5	0.9
Excess tax benefits from stock-based payment arrangements	(17.0)	(3.7)	(4.0)
Changes in assets and liabilities, net of the effect of foreign currency translation and acquisitions:
Accounts receivable	(18.4)	(13.8)	(20.0)
Inventories	(11.8)	(13.2)	(28.9)
Prepaid expenses and other assets	(10.6)	(27.6)	(11.3)
Accounts payable	8.8	(1.6)	0.4
Income taxes payable	(20.3)	(9.2)	(17.4)
Accrued expenses and other liabilities	7.0	(9.7)	(31.4)

Net cash provided by operating activities of continuing operations	120.8	149.0	58.7
Net cash provided by operating activities of discontinued operations	239.5	300.1	389.8

Net cash provided by operating activities	360.3	449.1	448.5

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures (a)	(172.3)	(140.8)	(112.0)
Acquisitions	(34.3)	0.2	(0.8)
Proceeds on sale of assets	2.6	0.5	0.7

Net cash used in investing activities of continuing operations	(204.0)	(140.1)	(112.1)
Net cash provided by (used in) investing activities of discontinued operations (b)	2,214.5	(218.7)	133.2

Net cash provided by (used in) investing activities	2,010.5	(358.8)	21.1

CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of common stock, net of fees	24.5	8.9	14.6
Excess tax benefits from stock-based payment arrangements	17.0	3.7	4.0
Payments of long-term debt	(1,131.0)	(807.8)	(422.9)
Proceeds from long term debt	204.6	1,606.2	—
Purchase of noncontrolling interest	(130.3)	—	—
Deferred financing costs	—	(29.3)	(5.3)
Fees related to early extinguishment/modification of debt	(5.2)	(6.8)	(13.4)
Dividend distributions to shareholders	(127.6)	(81.8)	—
Share repurchases	(399.9)	—	—

Net cash (used in) provided by financing activities of continuing operations	(1,547.9)	693.1	(423.0)
Net cash (used in) provided by financing activities of discontinued operations	(526.6)	164.0	(59.0)

Net cash (used in) provided by financing activities	(2,074.5)	857.1	(482.0)

Effect of exchange rate changes on cash and cash equivalents	(46.2)	4.7	(6.8)

Net increase (decrease) in cash and cash equivalents	250.1	952.1	(19.2)
Less net (decrease) increase in cash and cash equivalents from discontinued operations	(6.6)	1.2	(18.3)

Increase (decrease) in cash and cash equivalents from continuing operations	256.7	950.9	(0.9)
Cash and cash equivalents of continuing operations, beginning of period	1,266.1	315.2	316.1

Cash and cash equivalents of continuing operations, end of period	$1,522.8	$1,266.1	$315.2

Supplemental disclosures of cash flow information:
Interest paid	$86.2	$54.7	$95.6
Income taxes paid, net of refunds	64.7	46.5	43.1
Non-cash investing activities:
Acquisition of capital equipment included in accounts payable	18.6	10.3	14.6

(a)	Net of government grants of $2.2 million, $9.4 million and $16.0 million for the years ended December 31, 2013, 2012 and 2011, respectively.
(b)	Includes net proceeds of $2,395.9 million from the sale of the Advanced Ceramics segment and Clay-based Additives business in 2013 and $300.6 million from the sale of the plastic compounding business in 2011.

See accompanying notes to consolidated financial statements.

ROCKWOOD HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(Dollars in millions; shares in thousands)

		Rockwood Holdings Inc. Stockholders’ Equity
	Total	Common Stock	Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Deficit)	Treasury Stock	Noncontrolling Interest
Balance, January 1, 2011	$1,322.7	$0.8	$1,202.6	$133.6	$(302.3)	$(1.4)	$289.4
Issuance of common stock	14.6	—	14.6	—	—	—	—
Deferred compensation	5.0	—	5.0	—	—	—	—
Dividend declared to noncontrolling shareholder	(0.2)	—	—	—	—	—	(0.2)
Distribution to noncontrolling shareholder	(19.4)	—	—	—	—	—	(19.4)
Other comprehensive loss, net of tax	(133.3)	—	—	(121.1)	—	—	(12.2)
Net income	440.0	—	—	—	399.4	—	40.6

Balance, December 31, 2011	1,629.4	0.8	1,222.2	12.5	97.1	(1.4)	298.2
Issuance of common stock	8.9	—	8.9	—	—	—	—
Deferred compensation	10.2	—	10.2	—	—	—	—
Dividend paid to shareholders ($1.05 per share)	(81.8)	—	1.8	—	(83.6)	—	—
Dividend distributions to noncontrolling shareholder	(47.0)	—	—	—	—	—	(47.0)
Other comprehensive loss, net of tax	(37.9)	—	—	(25.1)	—	—	(12.8)
Net income	393.9	—	—	—	379.2	—	14.7

Balance, December 31, 2012	1,875.7	0.8	1,243.1	(12.6)	392.7	(1.4)	253.1
Issuance of common stock	24.5	—	24.5	—	—	—	—
Share repurchases	(399.9)	—	—	—	—	(399.9)	—
Deferred compensation	7.2	—	7.2	—	—	—	—
Dividend paid to shareholders ($1.70 per share)	(127.6)	—	1.9	—	(129.5)	—	—
Dividend distributions to noncontrolling shareholder	(6.6)	—	—	—	—	—	(6.6)
Purchase of noncontrolling interest	(130.3)	—	(6.9)	(27.6)	—	—	(95.8)
Other comprehensive income, net of tax	145.3	—	—	143.9	—	—	1.4
Net income	1,660.9	—	—	—	1,659.9	—	1.0

Balance, December 31, 2013	$3,049.2	$0.8	$1,269.8	$103.7	$1,923.1	$(401.3)	$153.1

See accompanying notes to consolidated financial statements.

ROCKWOOD HOLDINGS, INC. AND SUBSIDIARIES

Notes To Consolidated Financial Statements

1.	BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES:

Basis of Presentation—The consolidated financial statements, prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), include the accounts of Rockwood Holdings, Inc. and Subsidiaries, which may be referred to as “Rockwood” or the “Company.” Rockwood is a leading global developer, manufacturer and marketer of technologically advanced and high value-added specialty chemicals used for industrial and commercial purposes.

During 2013, the Company sold its Advanced Ceramics segment and Clay-based Additives business, and entered into a definitive agreement to sell its Titanium Dioxide Pigments, Color Pigments and Services, Timber Treatment Chemicals, Rubber/Thermoplastics Compounding and Water Chemistry businesses (“TiO2 Pigments and Other Businesses”). As of December 31, 2013, all of these transactions met the criteria for being reported as discontinued operations. As a result, the Company’s consolidated financial statements have been reclassified to reflect discontinued operations for these transactions for all periods presented. See Note 2, “Discontinued Operations,” for further details of these transactions.

Noncontrolling interest represents the total of the noncontrolling party’s interest in certain investments (principally the former Titanium Dioxide Pigments venture and the Timber Treatment joint venture in the Performance Additives segment) that are consolidated but less than 100% owned. On February 15, 2013, the Company acquired Kemira’s 39% interest in its former Titanium Dioxide Pigments venture for a purchase price of €97.5 million ($130.3 million based on the rate in effect on the date of purchase).

All intercompany balances and transactions have been eliminated. Material subsequent events are evaluated through the report issuance date and disclosed where applicable.

In December 2013, we entered into definitive agreement, which is filed as an exhibit to this Report, with Tianqi Group HK Co., Limited, a wholly-owned subsidiary of Chengdu Tianqi Group Co., Ltd., to acquire a 49% interest in Windfield Holdings Pty Ltd, which directly owns 100% of the equity of Talison Lithium Pty Ltd, a company incorporated in Australia (“Talison”). Talison currently sells the lithium concentrate to third parties who further process the concentrate into lithium carbonate and lithium chloride. Talison has a leading position in the growing Chinese lithium concentrates market and produces two categories of lithium concentrates: (i) technical-grade lithium concentrates which have low iron content for use in the manufacture of glass, ceramics and heat-proof cookware; and (ii) a high-yielding chemical-grade lithium concentrate, which is used to produce lithium chemicals which form the basis for manufacture of lithium-ion batteries for laptop computers, mobile phones, electric bicycles and electric vehicles. The acquisition of a 49% interest in Talison is currently expected to close in the first half of 2014, subject to receipt of the regulatory approvals. The Company cannot assure that this acquisition will close in a timely manner or at all.

Unless otherwise noted, all balance sheet items as of December 31, 2013 which are denominated in Euros are converted at the December 31, 2013 exchange rate of €1.00 = $1.3743. For the years ended December 31, 2013, 2012 and 2011, the average rate of exchange of the Euro to the U.S. dollar is $1.3285, $1.2864 and $1.3923, respectively.

Use of Estimates—The preparation of financial statements and related disclosures in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and revenue and expenses during the periods reported. These estimates include, among other things, assessing the collectability of accounts receivable, the use and recoverability of inventory, the valuation of deferred tax assets, the measurement of the accrual for uncertain tax benefits, impairment of goodwill as well as property, plant and equipment and other intangible assets, the accrual of environmental and legal reserves, the useful lives of tangible and intangible assets, the measurement of pension obligations and stock-based compensation expense among others. Actual results could differ from those estimates. Such estimates also include the fair value of assets acquired and liabilities assumed as a result of allocations of the purchase price of business combinations consummated.

Major Customers and Concentration of Credit—The Company has a number of major end-user, retail and original equipment manufacturer customers, with the largest concentration in Europe and the United States. No single customer accounted for more than 3% of net sales during any of the periods presented. The Company does not believe a material part of its business is dependent upon any single customer, the loss of which would have a material long-term impact on the business of the Company. However, the loss of one or more of the Company’s largest customers would most likely have a negative short-term impact on the Company’s results of operations. Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of accounts receivable and derivative contracts.

Accounts Receivable—The allowance for doubtful accounts is estimated at each reporting date based on factors such as receivable age, customer liquidity status and previous write-off history. The Company performs ongoing credit evaluations of customers and generally does not require collateral. Credit insurance is maintained by certain of the Company’s businesses. An allowance is maintained for aggregate expected credit losses. Write-offs are charged to the allowance when taken, net of recoveries. Allowance for doubtful account activity is as follows:

	Year Ended December 31,
($ in millions)	2013	2012	2011
Balance, January 1	$4.9	$4.9	$5.6
Additions, net of recoveries	0.9	0.7	(0.1)
Write-offs	(0.5)	(0.8)	(0.4)
Other	—	0.1	(0.2)

Balance, December 31	$5.3	$4.9	$4.9

Revenue Recognition—The Company recognizes revenue when the earnings process is complete. Product sales are recognized when products are shipped to the customer in accordance with the terms of the contract of sale, title and risk of loss have been transferred, collectability is reasonably assured, and pricing is fixed or determinable. Accruals are made for sales returns and other allowances based on the Company’s experience. The Company records shipping and handling costs in cost of products sold and records shipping and handling costs billed to customers in net sales. Revenue under service agreements, which was less than 1% of consolidated net sales in 2013, 2012 and 2011, is realized when the service is performed. Liabilities for product warranties are less than 1% of consolidated net sales as of December 31, 2013 and 2012.

Dispositions—Long-lived assets and asset groups are classified as held for sale in the period in which the specific criteria are met in accordance with accounting standards for reporting discontinued operations. See Note 2, “Discontinued operations,” for further details.

Foreign Currency Translation—The functional currency of each of the Company’s foreign subsidiaries is primarily the respective local currency. Balance sheet accounts of the foreign operations are translated into U.S. dollars at period-end exchange rates and income and expense accounts are translated at average exchange rates during the period. Translation gains and losses related to net assets located outside the U.S. are shown as a component of accumulated other comprehensive income. Gains and losses resulting from foreign currency transactions (transactions denominated in a currency other than the entity’s functional currency), including intercompany financing arrangements for which settlement is planned or anticipated, are included in determining net income for the period in which exchange rates change. Gains or losses on certain intercompany loans that are of a long-term investment nature for which settlement is not planned or anticipated in the foreseeable future are reported and accumulated in the same manner as translation adjustments. These loans are all related to intercompany debt arrangements. As of December 31, 2013, intercompany debt arrangements deemed to be of a long-term investment nature for which settlement is not planned or anticipated in the foreseeable future equaled €581.0 million ($798.5 million). In addition, gains or losses on Euro-denominated debt that is designated as a net investment hedge of the Company’s Euro-denominated investments are reported and accumulated in the same manner as translation adjustments.

Advertising—The Company expenses advertising costs within selling, general and administrative expenses as incurred. Advertising costs are less than 1% of consolidated net sales in 2013, 2012 and 2011.

Research and Development—Research and development costs are charged to expense within selling, general and administrative expenses, as incurred. Such costs were $22.6 million, $22.1 million and $17.6 million for the years ended December 31, 2013, 2012 and 2011, respectively.

Cash and Cash Equivalents—All highly liquid instruments and money market funds with a maturity of three months or less when purchased are considered to be cash equivalents. The carrying amount approximates fair value because of the short maturities of these instruments.

Inventories—Inventories are stated at the lower of cost or market. Cost is determined primarily on average cost or the first-in, first-out method. Inventory quantities on hand are reviewed regularly, and where necessary, provisions for excess and obsolete inventory are recorded based primarily on either the Company’s estimated forecast of product demand and production requirements or historical usage. See Note 6, “Inventories.”

Property, Plant and Equipment—Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is determined using the straight-line method over the various asset classes. Estimated lives generally range from 20-30 years for buildings and improvements (including land improvements), 7-12 years for machinery and equipment, 3-5 years for furniture and fixtures and 14-50 years for mining rights. See Note 7, “Property, Plant and Equipment.”

The estimated useful lives of leasehold improvements are the lesser of the estimated life of the improvement or the term of the lease.

Major renewals and improvements are capitalized and minor replacements, maintenance and repairs are charged to current operations as incurred. Upon retirement or disposal of assets, the cost and related accumulated depreciation are removed from the balance sheet and any gain or loss is reflected in the statement of operations.

The Company classifies depreciation and amortization in its consolidated statements of operations consistent with the utilization of the underlying assets as follows:

	Year Ended December 31,
($ in millions)	2013	2012	2011
Cost of products sold	$50.7	$52.5	$48.0
Selling, general and administrative expenses (a)	42.8	36.8	40.0

Total depreciation and amortization	$93.5	$89.3	$88.0

(a)	Primarily consists of amortization costs.

Goodwill—Goodwill represents the cost in excess of fair value of net assets acquired in transactions accounted for using the acquisition method of accounting. See Note 8, “Goodwill,” for details of goodwill activity by segment.

Other Intangible Assets—Other intangible assets primarily consists of patents and other intellectual property, trade names and trademarks, and customer relationships. Patents and other intellectual property are recorded at their estimated fair values at the time of acquisition and are being amortized over their estimated remaining useful lives, ranging from 4-20 years. Trade names and trademarks are being amortized from 18-25 years, customer relationships are being amortized over periods ranging from 7-15 years and supply agreements are being amortized over periods ranging from 10-15 years. See Note 9, “Other Intangible Assets, Net.”

Impairment Accounting

Goodwill- The recoverability of goodwill is reviewed on an annual basis during the fourth quarter. Additionally, the recoverability of goodwill is reviewed when events or changes in circumstances occur indicating that the carrying value of the assets may not be recoverable. We have determined that our reporting units for our goodwill impairment review are our operating segments or components of an operating segment that constitute a business for which discrete financial information is available and for which segment management regularly reviews the operating results. Based on this analysis, we have identified three reporting units within our reportable segments that qualify for such review; Lithium, Surface Treatment and Metal Sulfides, as each of these units had a goodwill balance as of December 31, 2013. Based upon our review, the estimated fair values for our three reporting units having goodwill were substantially in excess of their carrying values.

In accordance with the accounting guidance for determining goodwill impairment, the Company applies a two-step methodology:

First Step

In the first step, the Company determines the estimated fair value of each reporting unit and compares that fair value to the carrying value of such reporting unit. In determining the estimated fair value of each reporting unit, the Company uses the following approaches.

Income Approach: Under this approach, the Company makes certain assumptions, among other things, estimates of future cash flows, including growth rates, price increases, capital expenditures, the benefits of recent acquisitions and expected synergies, and an appropriate discount rate in determining the estimated fair value of each reporting unit.

Market Approach: Under this approach, the fair value of each reporting unit is derived from peer multiples. Specifically, the estimated fair value of each reporting unit is based on an industry metric that is the ratio of enterprise value (“EV” which is commonly defined as market capitalization, plus long-term debt, less cash) to EBITDA of the relevant benchmark peer companies and groups. The Company uses EV multiples for the last twelve months EBITDA and for the next fiscal year’s budgeted EBITDA. The peer companies are typically based upon the competitors disclosed in Item 1, “Business” for each of the reporting units. The Company then multiplies this ratio by its Adjusted EBITDA for the recently completed year and the budgeted Adjusted EBITDA for the upcoming year of such reporting unit and compares it to the carrying value of such reporting unit.

If the fair value resulting from the income approach substantially exceeds carrying value of a reporting unit, there is clear evidence that no impairment exists. In addition, the Company estimates the fair value of each reporting unit using the market approach to corroborate the estimated fair value determined from the income approach. If the fair values estimated under the income and market approach are substantially different, the relevant facts and circumstances are reviewed and a qualitative assessment is made to determine the proper weighting for estimating fair value. Once the estimated fair value is determined, it is compared to the carrying value of a reporting unit. If the estimated fair value exceeds the carrying value of a reporting unit, there is no impairment. If the results of the first step indicate the carrying value of a reporting unit exceeds its estimated fair value, the second step is performed.

Second Step

In the second step, the Company would determine the implied fair value of goodwill in the same manner as if it had acquired those reporting units. The potential impairment is computed by comparing the implied fair value of the reporting unit’s goodwill with the carrying amount of goodwill. If the carrying amount of the reporting unit’s goodwill is greater than the implied fair value of its goodwill, an impairment loss must be recognized for the excess. If necessary, the Company may consult with valuation specialists to assist with its goodwill impairment review.

For the year ended December 31, 2013, there was clear evidence that no impairment existed for our Lithium, Surface Treatment and Metal Sulfides reporting units, as the estimated fair value substantially exceeded the carrying value of each reporting unit. Accordingly, the second step for determining the existence of a goodwill impairment was not required for any of our reporting units. As such, we concluded there was no goodwill impairment for any of our reporting units.

These calculations are based on inherent assumptions and estimates about future cash flows and appropriate benchmark peer companies or groups. Subsequent changes in these assumptions could result in future impairment. Although the Company consistently uses the same methods in developing the assumptions and estimates underlying the fair value calculations, such estimates are uncertain by nature and can vary from actual results.

Long-lived tangible and other intangible assets — These assets are reviewed each reporting period to determine if events or changes in circumstances have occurred indicating that the carrying value of the assets may not be recoverable. Such circumstances may include a significant adverse change in the manner in which a long-lived asset is used, a current-period operating or cash flow loss combined with projected and/or a history of operating or cash flow losses associated with the use of a long-lived asset, or changes in the expected useful life of the long-lived asset.

To determine the recoverability of long-lived tangible and other intangible assets, these assets are grouped at the lowest level for which there are identifiable cash flows that are independent from the cash flows of other assets, which could be at the individual asset level, the product line level, the plant level or the subsidiary level depending on the nature of the identifiable cash flows at our various subsidiaries. Recoverability of assets to be held and used is measured by comparing the carrying amount of the assets or asset group to the sum of future undiscounted net cash flows expected to be generated by the asset or asset group.

Management estimates future undiscounted cash flows using key assumptions of industry and market conditions, future sales volumes and prices, raw material and labor costs, and inflation rates. For the year ended December 31, 2013, there were no long-lived assets or asset groups that had a carrying value greater than the sum of corresponding undiscounted cash flows and therefore, we did not perform any applicable fair value calculations to measure any impairment loss.

If such assets are considered to be impaired, the impairment loss that would be recognized is the amount by which the carrying amount of the assets exceeds the fair value of the assets. To determine fair value, we would use our internal cash flow estimates discounted at an appropriate interest rate, third party appraisals, as appropriate, and/or market prices of similar assets, when available.

In 2013, the Company wrote-off assets in the amount of $4.0 million related to the termination of a geothermal energy project at the Silver Peak, NV lithium facility. These assets were written down to zero as it was determined there is no estimated recoverability as these assets will no longer be used. In 2012, the Company wrote off a trade name in the amount of $10.3 million in our Lithium segment related to the reorganization of the Specialty Chemicals segment. This trade name was written down to zero as there is no estimated recoverability based on the fact that the asset will no longer be used. In addition, the Company recorded a write-down of $12.0 million of machinery and equipment related to the closure of a Lithium manufacturing facility in the U.S. These write-downs were included as part of “restructuring and other severance costs” in the consolidated statements of operations.

Financial Instruments—Management believes the carrying amount of financial instruments, including accounts receivable, accounts payable and debt, approximates fair value, except as described in Note 5, “Financial Instruments and Fair Value Measurements.”

Derivatives— All derivatives are recognized as either assets or liabilities at fair value. Changes in the fair value of derivatives not designated as hedging instruments are recognized in earnings while changes in the fair value of derivatives that are designated as hedging instruments are recognized as a component of comprehensive income. The Company uses derivative instruments to manage its exposure to market risks associated with fluctuations in interest rates and foreign currency exchange rates. See Note 5, “Financial Instruments and Fair Value Measurements” and Note 17, “Accumulated Other Comprehensive Income,” for the impact of the Company’s net investment and cash flow hedges. The Company does not enter into derivative contracts for trading purposes nor does it use leveraged or complex instruments.

Pension, Postemployment and Postretirement Costs— Defined benefit costs and liabilities and postretirement benefit costs and liabilities have been determined in accordance with accounting standards for retirement benefits. Postemployment benefit costs and liabilities have been determined in accordance with accounting standards for nonretirement postemployment benefits. See Note 14, “Employee Benefit Plans,” for further details.

Related Party Transactions—In the ordinary course of business, Rockwood may engage in transactions with certain related parties. For 2013, related-party transactions were not significant.

Income Taxes—Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts and the corresponding tax carrying amounts of assets and liabilities. Deferred tax assets are also recognized for tax loss and tax credit carryforwards. A valuation allowance is recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized based on available evidence weighted toward evidence that is objectively verifiable. As of December 31, 2013, deferred taxes are not provided on the undistributed earnings of subsidiaries of $2,298.9 million, as such amounts are considered to be permanently invested.

The impact of an uncertain income tax position on the income tax return must be recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained based on technical merits.

The Company records liabilities for uncertain tax benefits net of deferred tax assets associated with tax loss carryforwards for liabilities arising in the same year as the asset and for liabilities arising in different years from the asset, provided that the related tax loss can be carried back or forward to offset the liability.

Where the Company has a loss from continuing operations and income in other categories, the Company allocates a tax benefit to continuing operations and a tax provision to those other categories. Where there is income in other categories on a net basis, the Company’s policy is to allocate the tax provision only to categories with income on a pro-rata basis.

Future realization of the tax benefit of an existing deductible temporary difference or carryforward ultimately depends on the existence of sufficient taxable income of the appropriate character (for example, ordinary income or capital gain) within the carryforward period available under the tax law. The Company’s policy is to consider the following sources of taxable income, which may be available under the tax law to realize a tax benefit for deductible temporary differences and carryforwards:

•	Future reversals of existing taxable temporary differences.

•	Future taxable income exclusive of reversing temporary differences and carryforwards.

•	Taxable income in prior carry back year(s) if carry back is permitted under the tax law.

•	Tax planning strategies that would, if necessary, be implemented to:

(1)	Accelerate taxable amounts to utilize expiring carryforwards.

(2)	Change the character of taxable or deductible amounts from ordinary income or loss to capital gain or loss.

(3)	Switch from tax-exempt to taxable investments.

Evidence available about each of those possible sources of taxable income will vary between tax jurisdictions and, possibly, from year to year. To the extent evidence about one or more sources of taxable income is sufficient to support a conclusion that a valuation allowance is not necessary, the Company’s policy is that other sources need not be considered. Consideration of each source is required, however, to determine the amount of the valuation allowance that may be required to be recognized for deferred tax assets.

For any specific jurisdiction where a history of three years of cumulative losses has occurred or where there has been a substantial change in the business (e.g., a major acquisition or divestiture); the Company does not rely on projections of future taxable income as described above. Instead, the Company determines its need for a valuation allowance on deferred tax assets, if any, by determining a normalized cumulative taxable income amount over the last three years, adjusted for acquisitions or divestitures if necessary. The Company will also consider the following positive evidence in the above scenarios, if present:

•	Existing contracts or firm sales backlog that will produce more than enough taxable income to realize the deferred tax asset based on existing sales prices and cost structures.

•	An excess of appreciated asset value over the tax basis of the entity’s net assets in an amount sufficient to realize the deferred tax asset.

Comprehensive Income—Comprehensive income includes net income and the other comprehensive income components which include unrealized gains and losses from foreign currency translation and from certain intercompany transactions that are of a long-term investment nature, pension-related adjustments that are recorded directly into a separate section of stockholders’ equity in the balance sheets and net investment and cash flow hedges. Foreign currency translation amounts are not adjusted for income taxes since they relate to indefinite life investments in non-U.S. subsidiaries and certain intercompany debt. See Note 17, “Accumulated Other Comprehensive Income.”

Accounting for Environmental Liabilities—In the ordinary course of business, Rockwood is subject to extensive and changing federal, state, local and foreign environmental laws and regulations, and has made provisions for the estimated financial impact of environmental cleanup and site reclamation costs. Rockwood’s policy has been to accrue costs of a non-capital nature related to environmental clean-up when those costs are believed to be probable and can be reasonably estimated. If the aggregate amount of the obligation and the amount and timing of the cash payments for a site are fixed or reliably determinable, the liability is discounted. Expenditures that extend the life of the related property or mitigate or prevent future environmental contamination are capitalized and expenditures related to existing conditions resulting from past or present operations and from which no current or future benefit is discernible are immediately expensed. The quantification of environmental exposures requires an assessment of many factors, including changing laws and regulations, advancements in environmental technologies, the quality of information available related to specific sites, the assessment stage of each site investigation and the length of time involved in remediation or settlement. In some matters, Rockwood may share costs with other parties. Rockwood does not include anticipated recoveries from insurance carriers or other third parties in its accruals for environmental liabilities.

Stock-Based Compensation—In April 2009, the Company adopted the 2009 Stock Incentive Plan (the “Plan”; together with the previous plans, the “Plans”), which has 11,000,000 authorized shares. All equity awards granted after this date are being awarded under the Plan.

The Company awarded restricted stock units in 2013, 2012 and 2011 to certain employees of Rockwood corporate headquarters and its business units. See Note 13, “Stock-Based Compensation,” for further details. The restricted stock units contain a provision in which the units shall immediately vest and become converted into the right to receive a cash payment upon a change in control as defined in the equity agreement. As the provisions for redemption are outside the control of the Company, the fair value of these units as of December 31, 2013 and 2012 has been recorded as mezzanine equity (outside of permanent equity) in the consolidated balance sheets.

Recently Issued Accounting Standards:

In February 2013, the FASB issued an ASU that addressed obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date. This ASU provides guidance for the recognition, measurement, and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of this ASU is fixed at the reporting date, except for obligations addressed within existing guidance in U.S. GAAP. The guidance requires an entity to measure those obligations as the sum of the amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors and any additional amount the reporting entity expects to pay on behalf of its co-obligors. The guidance in this ASU also requires an entity to disclose the nature and amount of the obligation as well as other information about those obligations. This ASU is effective for the Company in its first quarter beginning January 1, 2014 and is not expected to have a material impact on the Company’s financial statements.

In March 2013, the FASB issued an ASU that addressed the release of the cumulative translation adjustment (“CTA”) into net income when a parent either sells a part or all of its investment in a foreign entity or no longer holds a controlling financial interest in a subsidiary or group of assets that is a business. This ASU requires a parent to release any related CTA into net income only if the sale results in the complete or substantially complete liquidation of the foreign entity. This practice is consistent with the Company’s previous accounting policy and will not have an impact on the Company’s financial statements. This ASU is effective for the Company in its first quarter beginning January 1, 2014.

In July 2013, the FASB issued an ASU that eliminates diversity in practice for presentation of an unrecognized tax benefit when a net operating loss (“NOL”) carryforward, a similar tax loss, or a tax credit carryfoward is available to reduce the taxable income or tax payable that would result from disallowance of a tax position. Under this ASU, an entity must present an unrecognized tax benefit, or a portion of an unrecognized tax benefit, in the financial statements as a reduction to a deferred tax asset for an NOL carryforward, a similar tax loss, or a tax credit carryfoward except when: an NOL carryforward, a similar tax loss, or a tax credit carryfoward is not available as of the reporting date under the governing tax law to settle taxes that would result from the disallowance of the tax position; and the entity does not intend to use the deferred tax asset for this purpose. This ASU is effective for the Company in its first quarter beginning January 1, 2014 and is not expected to have a material impact on the Company’s financial statements.

2.	DISCONTINUED OPERATIONS:

In August 2013, the Company completed the sale of its Advanced Ceramics segment for cash proceeds of $2.0 billion. In October 2013, the Company completed the sale of its Clay-based Additives business, which was part of the Performance Additives segment, for cash proceeds of $626.6 million. In September 2013, the Company entered into a definitive agreement to sell its TiO2 Pigments and Other Businesses for $1.325 billion, including the assumption of $225 million in pension obligations, and subject to other customary adjustments. This transaction is expected to close during the first half of 2014, following the receipt of regulatory approvals. As of December 31, 2013, all of these transactions met the criteria for being reported as discontinued operations. The Company’s consolidated financial statements have been reclassified to reflect discontinued operations for these transactions for all periods presented.

The gain on sale of discontinued operations, net of tax, of $1,670.5 million recorded in 2013 is comprised of the gain on sale of the Advanced Ceramics segment of $1,164.2 million and the gain on sale of the Clay-based Additives business of $506.3 million.

In 2013, the Company recorded a charge of $142.9 million ($98.0 million after tax) related to an expected loss on sale of the TiO2 Pigments and Other Businesses. The expected loss on sale represents the difference between the carrying value of these businesses and the expected proceeds. This carrying value includes the assumed recognition of actuarial (pension-related) losses and unrealized foreign exchange losses currently recorded in accumulated other comprehensive income within stockholders’ equity, which must be recognized upon completion of the sale. The fair value of the assets to be sold are categorized as Level 3 in the fair value hierarchy, as the fair value was determined based on expected sale proceeds.

On January 7, 2011, the Company completed the sale of its plastic compounding business. The plastic compounding business, which manufactured specialty plastic compounds for the wire and cable industry, medical applications and other uses, comprised substantially all of the assets of the Company’s former Specialty Compounds segment. The Company’s financial statements have been reclassified to reflect the plastic compounding business as discontinued operations for all periods presented. The sale of the plastic compounding business includes the net gain on the sale of the plastic compounding business of $119.3 million (net of taxes of $78.2 million, a portion of which was offset through the utilization of net operating losses of $76.5 million) for the year ended December 31, 2011. The valuation allowance related to these net operating losses was reversed in the fourth quarter of 2010 as a benefit to income taxes in continuing operations.

Results of the discontinued operations of the Advanced Ceramics segment, the Clay-based Additives business and the TiO2 Pigments and Other Businesses included in the consolidated statements of operations for the years ended December 31, 2013, 2012 and 2011 are as follows:

($ in millions)	Advanced Ceramics	Clay-based Additives	TiO2 Pigments and Other	Total
Year ended December 31, 2013
Net sales	$384.6	$147.8	$1,602.4	$2,134.8
Income (loss) before taxes	47.3	29.3	(187.6)	(111.0)

Year ended December 31, 2012
Net sales	$546.7	$191.4	$1,445.0	$2,183.1
Income before taxes	120.8	45.3	61.8	227.9

Year ended December 31, 2011
Net sales	$585.1	$202.3	$1,527.8	$2,315.2
Income before taxes	127.8	50.4	179.1	357.3

The carrying value of the assets and liabilities of the discontinued operations of the TiO2 Pigments and Other Businesses included in the consolidated balance sheets as of December 31, 2013 are as follows:

($ in millions)	TiO2 Pigments and Other
ASSETS
Accounts receivable, net	$200.3
Inventories	401.9
Property, plant and equipment, net	749.2
Other intangible assets, net	64.3
Other assets	133.4

Total assets	$1,549.1

LIABILITIES
Accounts payable and other current liabilities	$249.9
Pension and related liabilities	205.0
Other liabilities	31.6

Total liabilities	$486.5

The carrying value of the assets and liabilities of the discontinued operations of the Advanced Ceramics, Clay-based Additives and TiO2 Pigments and Other Businesses included in the consolidated balance sheets as of December 31, 2012 are as follows:

	As of December 31, 2012
($ in millions)	Advanced Ceramics	Clay-based Additives	TiO2 Pigments and Other	Total
ASSETS
Accounts receivable, net	$64.4	$20.3	$182.2	$266.9
Inventories	85.1	24.0	488.2	597.3
Property, plant and equipment, net	304.0	48.8	655.8	1,008.6
Goodwill	254.3	—	—	254.3
Other intangible assets, net	92.1	13.9	216.6	322.6
Other assets	6.9	11.7	114.9	133.5

Total assets	$806.8	$118.7	$1,657.7	$2,583.2

LIABILITIES
Accounts payable and other current liabilities	$57.1	$26.3	$254.2	$337.6
Long-term debt	1.7	—	534.9	536.6
Pension and related liabilities	79.5	1.0	224.2	304.7
Other liabilities	65.5	7.1	6.5	79.1

Total liabilities	$203.8	$34.4	$1,019.8	$1,258.0

In March 2013, the Company prepaid all of its outstanding borrowings under its Titanium Dioxide Pigments facility agreement. The aggregate amount prepaid was €394.5 million ($512.4 million), consisting of €190.0 million ($246.8 million) of term loan A, €200.0 million ($259.8 million) of term loan B and a €4.5 million ($5.8 million) revolving credit facility. The U.S. dollar amounts above were all based on the exchange rate in effect on the date of payment. As a result of the repayment of all borrowings under the Titanium Dioxide Pigments facility agreement, all outstanding interest rate swaps were terminated resulting in a payment of €3.0 million ($3.9 million based on the exchange rate in effect on the date of payment). The Company had not applied hedge accounting for these interest rate swaps and had recorded the mark-to-market adjustment of these derivatives as a component of interest expense in its consolidated statements of operations. As of December 31, 2012, notional amount and fair value of these interest rate swaps were $662.9 million and $4.8 million, respectively. For the years ended December 31, 2013, 2012 and 2011, the gain/(loss) recorded was $0.9 million, $(2.3) million and $0.5 million, respectively.

The Company has a non-interest bearing note receivable from its former titanium dioxide pigments venture partner in the amount of $29.4 million that is due in August 2028, with a carrying value of $7.4 million and $6.5 million in the consolidated balance sheets as of December 31, 2013 and 2012, respectively. Interest is imputed at an effective rate of 8.96%. The fair value of the note receivable was approximately $13.6 million and $13.8 million at December 31, 2013 and 2012, respectively, and is categorized as Level 3 in the fair value hierarchy. The fair value was determined based on an internally developed valuation that uses current interest rates in developing a present value of the receivable.

Included in other liabilities are reclamation obligations of $8.1 million and $7.7 million as of December 31, 2013 and 2012, respectively. These obligations primarily relate to post-closure reclamation of landfills in the Titanium Dioxide Pigments business.

3.	SEGMENT INFORMATION:

The Company is a leading global developer, manufacturer and marketer of technologically advanced and high value-added specialty chemicals used for industrial and commercial purposes. In 2012, the Company operated in five reportable segments. As discussed in Note 2, “Discontinued Operations,” the Company sold its Advanced Ceramics segment and Clay-based Additives business, and entered into a definitive agreement to sell its TiO2 Pigments and Other Businesses. As a result, the Company operates in two reportable segments, Lithium and Surface Treatment, based on the nature and economic characteristics of its products and services as well as the manner in which the information is used internally by the Company’s chief operating decision maker, who is the Company’s Chief Executive Officer.

Items that cannot be readily attributed to individual segments have been classified as “Corporate and other.” Corporate and other operating loss primarily represents payroll, professional fees and other operating expenses of centralized functions such as treasury, tax, legal, internal audit and consolidation accounting as well as the cost of operating the Company’s central offices (including some costs maintained based on legal or tax considerations). The Corporate and other classification also includes the results of operations of the Metal Sulfides and Wafer Reclaim businesses.

Summarized financial information for each of the reportable segments is provided in the following tables:

	Year ended December 31,
($ in millions)	2013	2012	2011
Net Sales:
Lithium	$479.4	$474.4	$456.5
Surface Treatment	770.2	723.2	743.2
Corporate and other	128.2	126.2	154.4

Total (a)	$1,377.8	$1,323.8	$1,354.1

(a)	This amount does not include $2,134.8 million, $2,183.1 million and $2,315.2 million for the years ended December 31, 2013, 2012 and 2011, respectively, of net sales from discontinued operations.

The Company uses Adjusted EBITDA on a segment basis to assess the ongoing performance of the Company’s reportable segments and reporting units. Because the Company views Adjusted EBITDA on a segment basis as an operating performance measure, the Company uses income (loss) before taxes as the most comparable U.S. GAAP measure. The summary of segment information below includes “Adjusted EBITDA,” a non-GAAP financial measure used by the Company’s chief operating decision maker and senior management to evaluate the operating performance of each segment.

	Year ended December 31,
($ in millions)	2013	2012	2011
Adjusted EBITDA:
Lithium	$181.8	$181.9	$170.2
Surface Treatment	174.3	155.2	151.0
Corporate and other	(32.8)	(16.0)	(37.2)

Total (a)	$323.3	$321.1	$284.0

(a)	This amount does not include $270.3 million, $453.2 million and $567.0 million for the years ended December 31, 2013, 2012 and 2011, respectively, of Adjusted EBITDA from discontinued operations.

	Year ended December 31,
($ in millions)	2013	2012	2011
Capital Expenditures:
Lithium	$144.6	$98.3	$76.2
Surface Treatment	23.5	33.6	23.6
Corporate and other	4.2	8.9	12.2

Total (a)	$172.3	$140.8	$112.0

(a)	Net of government grants of $2.2 million, $9.4 million and $16.0 million received for the years ended December 31, 2013, 2012 and 2011, respectively.

	As of December 31,
($ in millions)	2013	2012	2011
Identifiable Assets:
Lithium	$1,373.4	$1,257.6	$1,189.9
Surface Treatment	1,076.9	977.4	942.2
Corporate and other (a)	1,932.5	1,627.3	423.4
Eliminations (b)	(399.6)	(431.9)	(410.7)

Total (c)	$3,983.2	$3,430.4	$2,144.8

(a)	Corporate and other identifiable assets primarily represent the operating assets of the businesses included herein described above, assets (primarily real estate) of legacy businesses formerly belonging to the Dynamit Nobel businesses acquired in 2004, deferred income tax assets and cash and cash equivalent balances maintained in accordance with centralized cash management techniques.
(b)	Amounts contained in the “Eliminations” column represent the individual subsidiaries’ retained interest in their cumulative net cash balance (deposits less withdrawals) included in the corporate cash concentration arrangements. These amounts are eliminated as the cash concentration arrangement balances are included in the Corporate and other segment’s identifiable assets.
(c)	Amounts do not include $1,549.1 million and $2,583.2 million of identifiable assets at December 31, 2013 and 2012, respectively, from discontinued operations. Total identifiable assets including these amounts were $5,532.3 million and $6,013.6 million as of December 31, 2013 and 2012, respectively.

The following table represents summarized geographic information with net sales based on seller’s location:

	Year ended December 31,
($ in millions)	2013	2012	2011
Net sales:
Germany	$395.4	$354.7	$380.0
Rest of Europe	365.9	352.0	392.4
United States	298.3	282.2	260.6
Chile	86.8	105.9	96.3
Rest of World	231.4	229.0	224.8

	$1,377.8	$1,323.8	$1,354.1

The following table presents the net book value of the Company’s long-lived assets located in the regions indicated:

	As of December 31,
($ in millions)	2013	2012	2011
Long-lived assets (a):
Germany	$285.2	$270.1	$258.3
Chile	283.8	177.4	138.3
Rest of Europe	82.5	83.1	79.0
United States	134.8	137.3	127.0
Rest of World	56.5	51.7	52.9

	$842.8	$719.6	$655.5

(a)	Long-lived assets represent property, plant and equipment, net.

On a segment basis, the Company defines Adjusted EBITDA as operating income excluding depreciation and amortization, certain non-cash gains and charges, certain other special gains and charges deemed by senior management to be non-recurring gains and charges and certain items deemed by senior management to have little or no bearing on the day-to-day operating performance of its business segments and reporting units. The adjustments made to operating income directly correlate with the adjustments to net income in calculating Adjusted EBITDA on a consolidated basis pursuant to the indenture underlying our 2020 Notes, which reflects management’s interpretations thereof. Senior management uses Adjusted EBITDA on a segment basis as the primary measure to evaluate the ongoing performance of the Company’s business segments and reporting units. Because the Company views Adjusted EBITDA on a segment basis as an operating performance measure, the Company uses income (loss) from continuing operations before taxes as the most comparable U.S. GAAP measure.

Major components within the reconciliation of income (loss) from continuing operations before taxes to Adjusted EBITDA from continuing operations are described more fully in the table below:

		Surface	Corporate
($ in millions)	Lithium	Treatment	and other	Consolidated
Year ended December 31, 2013
Income (loss) from continuing operations before taxes	$114.5	$131.6	$(200.7)	$45.4
Interest expense, net	1.6	11.8	68.9	82.3
Depreciation and amortization	46.0	31.4	16.1	93.5
Restructuring and other severance costs (a)	8.2	6.0	3.3	17.5
Systems/organization establishment expenses (b)	1.1	1.0	0.1	2.2
Acquisition and disposal costs (c)	0.1	2.8	6.0	8.9
Loss on early extinguishment/modification of debt (d)	2.2	3.1	10.2	15.5
Asset write-downs and other (e)	4.0	0.1	—	4.1
Gain on previously held equity interest (f)	—	(16.0)	—	(16.0)
Foreign exchange loss on financing activities, net (g)	4.1	1.2	61.8	67.1
Other	—	1.3	1.5	2.8

Total Adjusted EBITDA from continuing operations	$181.8	$174.3	$(32.8)	$323.3

Year ended December 31, 2012
Income (loss) from continuing operations before taxes	$98.8	$91.6	$(82.3)	$108.1
Interest expense, net	3.3	15.6	45.6	64.5
Depreciation and amortization	44.2	31.9	13.2	89.3
Restructuring and other severance costs (a)	26.1	8.0	1.2	35.3
Systems/organization establishment expenses (b)	0.6	1.4	—	2.0
Acquisition and disposal costs (c)	—	0.2	(2.3)	(2.1)
Loss on early extinguishment/modification of debt (d)	2.6	3.0	6.4	12.0
Asset write-downs and other	0.1	0.2	—	0.3
Foreign exchange loss on financing activities, net (g)	6.2	3.0	1.1	10.3
Other	—	0.3	1.1	1.4

Total Adjusted EBITDA from continuing operations	$181.9	$155.2	$(16.0)	$321.1

Year ended December 31, 2011
Income (loss) from continuing operations before taxes	$118.0	$80.3	$(112.8)	$85.5
Interest expense, net	7.4	20.6	55.1	83.1
Depreciation and amortization	41.4	33.1	13.5	88.0
Restructuring and other severance costs (a)	3.2	8.0	0.2	11.4
Systems/organization establishment expenses (b)	—	0.8	—	0.8
Acquisition and disposal costs	—	0.1	0.2	0.3
Loss on early extinguishment/modification of debt (d)	2.9	4.8	8.9	16.6
Asset write-downs and other	0.1	0.1	0.7	0.9
Foreign exchange (gain) loss on financing activities, net (g)	(2.8)	3.0	(3.4)	(3.2)
Other	—	0.2	0.4	0.6

Total Adjusted EBITDA from continuing operations	$170.2	$151.0	$(37.2)	$284.0

(a)	See Note 16, “Restructuring and Other Severance Costs,” for further details.
(b)	Primarily represents costs incurred in conjunction with the integration of businesses acquired.
(c)	Primarily represents professional fees incurred in connection with exploring strategic options. In 2012, this primarily represents a breakage fee received from a former acquisition target, Talison Lithium Limited, net of professional fees incurred.
(d)	In 2013, in connection with the repayment of all outstanding borrowings under the senior secured credit facility in September 2013, the Company recorded a charge of $15.5 million, consisting of the write-off of deferred financing costs of $10.3 million and fees of $5.2 million, primarily the cost of a foreign exchange transaction to fund the repayment. In 2012, this represents redemption premiums of $6.7 million and the write-off of deferred financing costs of $3.0 million in connection with the redemption of the 2014 Notes, as well as the write-off of deferred financing costs of $2.3 million in connection with the repayment of $250.0 million of term loan B under the senior secured credit facility in October 2012. In 2011, this represents fees of $13.5 million and the write-off of deferred financing costs of $3.1 million in connection with the refinancing of the senior secured credit facility and the repayment of the senior secured term loans in February 2011.

(e)	Primarily represents the write-off of assets related to the termination of a geothermal energy project at the Silver Peak, NV lithium facility.
(f)	Represents the gain as a result of revaluing the Company’s previously held equity interest to fair value related to the acquisition of the remaining 50% interest in a Surface Treatment joint venture in India on July 1, 2013 for a purchase price of $21.0 million.
(g)	For the year ended December 31, 2013, foreign exchange losses of $67.1 million were primarily related to the conversion of the Euros to U.S. dollars from the proceeds of the sale of Advanced Ceramics segment and the impact of a stronger Euro on U.S. denominated cash equivalents recorded in a Euro-denominated entity and Euro-denominated intercompany loans. For the year ended December 31, 2012, foreign exchange losses of $10.3 million were primarily related to the change in the Euro exchange rate from December 31, 2011 to March 26, 2012, the date when the Euro-denominated senior subordinated notes were repaid. For the year ended December 31, 2011, foreign exchange gains of $3.2 million were reported in connection with non-operating Euro-denominated transactions.

4.	VARIABLE INTEREST ENTITIES:

As discussed in Note 2, “Discontinued Operations,” the Company entered into a definitive agreement on September 17, 2013 to sell its TiO2 Pigments and Other Businesses, which include Titanium Dioxide Pigments and the Timber Treatment Chemicals business. This transaction is expected to close during the first half of 2014, following the receipt of regulatory approvals. Our discontinued operations include the following variable interest entities:

Titanium Dioxide Pigments

The Company formed a Titanium Dioxide Pigments venture with Kemira Oyj (“Kemira”) in September 2008. The Company previously owned 61% of the venture and consolidated it based on the “voting interest” model given its majority ownership and ability to control decision making. On February 15, 2013, the Company acquired Kemira’s 39% interest in the Titanium Dioxide Pigments venture for a purchase price of €97.5 million ($130.3 million based on the rate in effect on the date of purchase). The increase in ownership was accounted for as an equity transaction. As a result, the Company owns 100% of the Titanium Dioxide Pigments business. In conjunction with this venture, there is a power plant that was previously determined to be a variable interest entity (“VIE”). Subsequent to the purchase of Kemira’s 39% interest, the power plant will continue to be a VIE.

Viance LLC

The Company has a variable interest entity in its Viance LLC joint venture, which is part of the Timber Treatment Chemicals business, that provides an extensive range of advanced wood treatment technologies and services to the global wood treatment industry. The Company has concluded that Rockwood is the primary beneficiary of Viance and as such has consolidated the joint venture. This conclusion was made as Rockwood has the obligation to absorb losses of Viance that could potentially be significant to Viance and/or the right to receive benefits from Viance that could potentially be significant to Viance. In addition, Chemical Specialties, Inc. (“CSI”) has the power to direct the activities of Viance that most significantly impact Viance’s performance, as Viance does not own manufacturing facilities. As a result, Viance primarily relies on CSI to provide product and distribution requirements through a supply agreement.

At December 31, 2013 and 2012, no consolidated assets of the Company were pledged as collateral for any obligations of Viance and the general creditors of Viance had no recourse against the Company. Viance’s assets can only be used to settle direct obligations of Viance.

The carrying values of the assets and liabilities of the Viance joint venture included in assets of discontinued operations and liabilities of discontinued operations in the consolidated balance sheets are as follows:

	As of December 31,
($ in millions)	2013	2012
Total assets (a)	$65.3	$73.6

Total liabilities	$3.6	$5.4

(a)	The majority of these assets are other intangible assets.

Continuing Operations

Rockwood has several unconsolidated ventures, primarily within the Surface Treatment segment. One of these ventures does not fit the criteria for classification as a VIE as it is a financially self-sustaining, “50/50” venture both as to control and economics. Other ventures manufacture and market products in China and an additional venture is a service provider at a key manufacturing facility. As the parties share risks and benefits disproportionate to their voting interests, the Company has concluded that these ventures are VIEs. However, the Company has also concluded that it should not consolidate these VIEs as it is not the primary beneficiary. The Company does not have the power and/or ability to direct the activities most affecting venture performance due to governance structure and significant expertise provided and/or functions performed by its venture partners. As of December 31, 2013 and 2012, Rockwood’s aggregate net investment in these ventures was $32.3 million and $25.6 million, respectively. These investments are classified as “Other assets” in the consolidated balance sheet and represents Rockwood’s approximate exposure to losses on these investments. Rockwood does not guarantee debt for or have other financial support obligations to these ventures.

5.	FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS:

Financial instruments include cash and cash equivalents, accounts receivable, accounts payable, debt instruments and derivatives. Due to their short term maturity, the carrying amount of receivables and payables approximates fair value. Cash equivalents primarily consist of highly liquid investments with original maturities of three months or less at the time of purchase and are recorded at cost, which approximates fair value. The Company has exposure to market risk from changes in interest rates and foreign currency exchange rates. As a result, certain derivative financial instruments may be used when available on a cost-effective basis to hedge the underlying economic exposure. Certain of these instruments qualify as cash flow and net investment hedges upon meeting the requisite criteria, including effectiveness of offsetting hedged exposures. Changes in the fair value of derivatives that do not qualify for hedge accounting are recognized in earnings as they occur. Derivative financial instruments are not used for trading purposes.

Qualifying Hedges

Cash Flow Hedges

Foreign currency forward contracts are utilized to hedge forecasted transactions for certain foreign currencies in the Company’s Surface Treatment segment. These contracts were designated as foreign currency cash flow hedges and expired in December 2013. As a result, there were no notional amounts outstanding for foreign currency forward contracts as of December 31, 2013. The effective portion of changes in fair value for the designated foreign currency hedges is temporarily reported in accumulated other comprehensive income and recognized in earnings when the hedged item affects earnings.

Effectiveness is assessed at inception of the hedge and on a quarterly basis. These assessments determine whether derivatives designated as qualifying hedges continue to be highly effective in offsetting changes in the cash flows of hedged items. Any ineffective portion of change in fair value is included in current period earnings. There was no impact of ineffectiveness on earnings during the year ended December 31, 2013.

Net Investment Hedges

In prior periods, the Company designated a portion of its Euro-denominated debt that was recorded on its U.S. books as a net investment hedge of its Euro-denominated investments (Euro debt of €14.1 million at December 31, 2011). In March 2012, the Company dedesignated this net investment hedge. Prior to the dedesignation, foreign currency gains and losses resulting from the Euro-denominated debt discussed above were accounted for as a component of accumulated other comprehensive income. After the dedesignation, such foreign currency gains and losses resulting from the Euro-denominated debt were recorded in the consolidated statements of operations.

All financial instruments, including derivatives, are subject to counterparty credit risk which is considered as part of the overall fair value measurement. Counterparty credit risk is mitigated by entering into derivative contracts with only major financial institutions of investment grade quality and by limiting the amount of exposure to each financial institution. The Company has considered credit adjustments in its determination of the fair value of its derivative assets and liabilities as of December 31, 2013 and 2012, based on market participant assumptions. In addition, based on the credit evaluation of each counter-party institution as of December 31, 2013 and 2012, the Company believes the carrying values to be fully realizable. No counterparty has experienced a significant downgrade in 2013 and the consolidated financial statements would not be materially impacted if any counterparties failed to perform according to the terms of its agreement. Under the terms of the agreements, posting of collateral is not required by any party whether derivatives are in an asset or liability position.

The following table provides the gains and losses reported in “Other Comprehensive Income” (“OCI”) within equity for the years ended December 31, 2013, 2012 and 2011:

	Amount of Gain or (Loss) Recognized in
	OCI on Derivatives and Other Financial
	Instruments (Effective Portion)
	Year ended December 31,
($ in millions)	2013	2012	2011
Derivatives Designated as Cash Flow Hedges:
Foreign exchange contracts	$—	$—	$0.5

Non-Derivative Debt Designated as Net Investment Hedge:
Euro-denominated debt	$—	$(0.3)	$(9.9)

For the years ended December 31, 2013, 2012 and 2011, gains (losses) of $0.3 million, $(0.3) million and $2.5 million, respectively, were reclassified from accumulated other comprehensive income into operating income.

The Company follows a fair value measurement hierarchy to measure assets and liabilities. As of December 31, 2013 and 2012, the assets and liabilities measured at fair value on a recurring basis are derivatives, cash equivalents and government debt securities. In addition, the Company measures its pension plan assets at fair value (see Note 14, “Employee Benefit Plans,” for further details). The Company’s financial assets and liabilities are measured using inputs from the three levels of the fair value hierarchy as follows:

Level 1 —	Inputs are unadjusted quoted market prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. The fair values of cash equivalents, marketable equity securities and government securities are based on unadjusted quoted market prices from various financial information service providers and securities exchanges.

Level 2 —	Inputs are directly or indirectly observable, which include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability and inputs that are derived principally from or corroborated by observable market data by correlation or other means. The fair values of derivatives are based on quoted market prices from various banks for similar instruments. The valuation of these instruments reflects the contractual terms of the derivatives, including the period to maturity, and uses observable market-based inputs, including forward curves.

Level 3 —	Inputs are unobservable inputs that are used to measure fair value to the extent observable inputs are not available. The Company does not have any recurring financial assets or liabilities that are recorded on its consolidated balance sheets as of December 31, 2013 and 2012 that are classified as Level 3 inputs.

In accordance with the fair value hierarchy, the following table provides the fair value of the Company’s recurring financial assets and liabilities that are required to be measured at fair value as of December 31, 2013 and 2012:

	As of December 31, 2013			As of December 31, 2012
($ in millions)	Total	Level 1	Level 2	Total	Level 1	Level 2
Assets
Cash equivalents	$1,370.5	$1,370.5	$—	$1,110.1	$1,110.1	$—
Marketable equity securities	—	—	—	2.2	2.2	—
Government securities	0.1	0.1	—	0.3	0.3	—

Total assets at fair value	$1,370.6	$1,370.6	$—	$1,112.6	$1,112.6	$—

With regard to assets and liabilities required to be measured at fair value on a non-recurring basis, the Company wrote-off assets in the amount of $4.0 million in 2013 related to the termination of a geothermal energy project at the Silver Peak, NV lithium facility. These assets were written down to zero as it was determined there is no estimated recoverability as these assets will no longer be used. These write-downs are characterized as Level 3 in the fair value hierarchy and were recorded in “asset write-downs and other” in the condensed consolidated statements of operations. In 2012, the Company wrote-off a trade name in the amount of $10.3 million in connection with the reorganization of the former Specialty Chemicals segment and machinery and equipment related to the closure of a Lithium manufacturing facility in the U.S. in the amount of $12.0 million. Both of these assets were written down to zero in 2012 as it was determined there is no estimated recoverability as these assets will no longer be used. These write-downs are characterized as Level 3 in the fair value hierarchy and were recorded in “restructuring and other severance costs” in the consolidated statements of operations.

Debt

At December 31, 2013 and 2012, the Company estimated the fair value of its Senior Notes due in 2020 (“2020 Notes”) was $1,273.8 million and $1,300.8 million, respectively, based on quoted market values in active markets from financial service providers. The Company’s principal carrying amount of the 2020 Notes was $1,250.0 million at December 31, 2013 and 2012. The Company categorizes these 2020 Notes as Level 1 in the fair value hierarchy.

The carrying value of the Company’s term loans under the senior secured credit facility that were paid in September 2013 approximated fair value as interest was based on prevailing variable market rates currently available. As a result, the Company categorized these term loans as level 2 in the fair value hierarchy as of December 31, 2012.

6.	INVENTORIES:

Inventories are comprised of the following:

	As of December 31,
($ in millions)	2013	2012
Raw materials	$64.7	$55.2
Work-in-process	53.4	51.3
Finished goods	110.1	106.2

Total	$228.2	$212.7

7.	PROPERTY, PLANT AND EQUIPMENT:

Property, plant and equipment, net is comprised of the following:

	As of December 31,
($ in millions)	2013	2012
Land	$86.6	$83.8
Buildings and improvements, including land improvements	347.3	327.1
Machinery and equipment	477.6	434.4
Furniture and fixtures	85.6	74.8
Mining rights	86.3	86.3
Construction-in-progress (a)	195.5	90.1

Property, plant and equipment, at cost	1,278.9	1,096.5
Less accumulated depreciation and amortization	(436.1)	(376.9)

Property, plant and equipment, net	$842.8	$719.6

(a)	Construction-in-progress as of December 31, 2013 primarily relates to the expansion of production capacity for lithium compounds in Chile.

In 2013, the Company wrote-off assets in the amount of $4.0 million related to the termination of a geothermal energy project at the Silver Peak, NV lithium facility. In 2012, the Company recorded a write-down of $12.0 million of machinery and equipment related to the closure of a Lithium manufacturing facility in the U.S. This charge was included as part of “restructuring and other severance costs” in the Consolidated Statements of Operations.

Depreciation and amortization expense of property, plant and equipment was $67.1 million, $63.8 million and $58.8 million for the years ended December 31, 2013, 2012 and 2011, respectively.

Property, plant and equipment at December 31, 2013 and 2012 includes items recorded under capital leases as follows:

	As of December 31,
($ in millions)	2013	2012
Buildings and improvements, including land improvements	$55.9	$48.4
Accumulated depreciation	(13.4)	(11.0)

Total	$42.5	$37.4

At December 31, 2013, minimum payments due under capital leases are as follows:

($ in millions)
Years ended December 31:
2014	$5.1
2015	4.6
2016	4.6
2017	4.6
2018	4.6
Thereafter	16.1

39.6
Less: Amount representing interest	8.1

$31.5

8.	GOODWILL:

Below are goodwill balances and activity by segment:

		Surface	Corporate
($ in millions)	Lithium	Treatment	and other	Total
Balance, December 31, 2011	$259.3	$336.2	$4.7	$600.2
Foreign exchange	4.4	5.9	—	10.3

Balance, December 31, 2012	263.7	342.1	4.7	610.5
Acquisitions (a)	—	23.2	—	23.2
Foreign exchange	11.4	14.3	0.2	25.9

Balance, December 31, 2013	$275.1	$379.6	$4.9	$659.6

(a)	Primarily relates to the acquisition of the remaining 50% interest in the Surface Treatment joint venture in India.

There were no accumulated impairment charges recorded as of December 31, 2013.

9.	OTHER INTANGIBLE ASSETS, NET:

	As of December 31, 2013			As of December 31, 2012
	Gross			Gross
	Carrying	Accumulated		Carrying	Accumulated
($ in millions)	Amount	Amortization	Net	Amount	Amortization	Net
Patents and other intellectual property	$111.7	$(81.1)	$30.6	$102.6	$(69.6)	$33.0
Trade names and trademarks	47.9	(23.6)	24.3	46.0	(21.1)	24.9
Customer relationships	146.1	(83.8)	62.3	127.2	(72.6)	54.6
Other	37.3	(26.6)	10.7	37.2	(26.3)	10.9

Total	$343.0	$(215.1)	$127.9	$313.0	$(189.6)	$123.4

In the first quarter of 2012, the Company wrote-off a trade name in the amount of $10.3 million in the Lithium segment related to the reorganization of the Specialty Chemicals segment. This charge was included as part of “restructuring and other severance costs” in the consolidated statements of operations.

Amortization of other intangible assets was $26.4 million, $25.5 million and $29.2 million for the years ended December 31, 2013, 2012 and 2011, respectively.

Estimated amortization expense for each of the five succeeding fiscal years is as follows:

($ in millions) Year ending	Amortization Expense
2014	$24.3
2015	20.6
2016	18.5
2017	17.2
2018	10.5

10.	LONG-TERM DEBT:

Long-term debt is summarized as follows:

	December 31,
($ in millions)	2013	2012
Senior secured credit facilities:
Term Loan A	$—	$336.9
Term Loan B	—	587.3
2020 Unsecured senior notes	1,250.0	1,250.0
Capitalized lease obligations	31.5	32.8
Other loans	13.9	12.8

	1,295.4	2,219.8
Less current maturities	(10.3)	(38.4)

	$1,285.1	$2,181.4

Maturities of long-term debt are as follows:

($ in millions)
2014	$10.3
2015	4.9
2016	5.1
2017	5.7
2018	3.8
Thereafter	1,265.6

$1,295.4

Senior Secured Credit Facilities

In the third quarter of 2013, Rockwood Specialties Group, Inc. (“RSGI”), an indirect 100% owned subsidiary of the Company, repaid all of its outstanding borrowings under the term loans under the Company’s senior secured credit facility in the aggregate amount of $924.2 million, consisting of $336.9 million of term loan A and $587.3 million of term loan B. RSGI terminated all commitments under the senior secured credit agreement and all obligations were discharged, including those under the revolving credit commitments. Interest on Term loan A was Libor plus 2.25% (with a 0.25% reduction for achieving a designated credit rating) and on Term loan B was Libor (subject to a Libor floor of 1.00%) plus 2.75% (with a 0.25% reduction for achieving a designated leverage ratio).

2020 Notes

On September 25, 2012, the Company’s indirect 100% owned subsidiary, RSGI, issued $1.25 billion of 4.625% Senior Notes due in 2020 (“2020 Notes”). The 2020 Notes are jointly and severally, and fully and unconditionally guaranteed on a senior unsecured basis by the Company and each of RSGI’s existing and future 100% owned domestic subsidiaries that is a guarantor under RSGI’s senior secured credit facilities. The 2020 Notes pay interest at a rate of 4.625% per annum semi-annually on April 15 and October 15 of each year, and commenced on April 15, 2013. The 2020 Notes will mature on October 15, 2020.

The 2020 Notes contain various affirmative and restrictive covenants. The restrictive covenants limit our ability, and the ability of our restricted subsidiaries, to, among other things, incur or guarantee additional indebtedness (as described below), pay dividends or make other equity distributions or repurchase capital stock, make investments or other restricted payments, create liens, transfer or sell assets, restrict dividends or other payments to us, engage in certain transactions with certain affiliates, and merge or consolidate with other companies or sell substantially all of our assets.

The indenture governing the 2020 Notes prohibits us from incurring additional debt, subject to certain permitted incurrences, unless on a pro forma basis the fixed charge coverage ratio, which is the ratio of Adjusted EBITDA to fixed charges (sum of (a) interest expense, excluding deferred financing costs; and (b) dividends), for the most recently ended four fiscal quarters is at least 2.00 to 1. In addition, the indenture prohibits us from making restricted payments (such as dividends or other equity distributions, repurchases of capital stock or restricted investments), subject to certain permitted payments, unless, among other requirements, after giving effect to the restricted payment the fixed charge coverage ratio for the most recently ended four fiscal quarters is at least 2.00 to 1. Certain permitted payments include (i) RSGI’s ability to make payments to Rockwood in an amount not to exceed $0.45 per share per quarter and (ii) RSGI’s ability to make payments to Rockwood for common stock repurchases in an amount not to exceed $250.0 million in any calendar year.

Because the indenture governing the 2020 Notes defines an event of default to include, among other things, a default under any other debt obligation in excess of $50.0 million that could cause the acceleration of such obligation, any acceleration under a debt agreement would also result in a default under the indenture governing these notes, which could lead to the note holders electing to declare the principal, premium, if any, and accrued and unpaid interest on the then outstanding notes immediately due and payable.

Other loans

The Company has Euro-denominated loan facilities that provide aggregate outstanding borrowings of approximately €9.7 million ($13.4 million) as of December 31, 2013. These loans mature between 2014 and 2024 and bear annual interest rates ranging up to 1.0%. The loan facilities described above contain customary events of default and some of them are secured by mortgages or accounts receivable.

As of December 31, 2013, the weighted average interest rate for the Company was 4.6%, excluding deferred financing costs.

The Company capitalized interest of $3.0 million, $2.3 million and $1.7 million in the years ended December 31, 2013, 2012 and 2011, respectively.

11.	INCOME TAXES:

Income (loss) from continuing operations before income taxes is as follows:

	Year Ended December 31,
($ in millions)	2013	2012	2011
United States	$(51.4)	$(28.0)	$(26.2)
Foreign	96.8	136.1	111.7

	$45.4	$108.1	$85.5

The (benefit) provision for taxes on income from continuing operations consisted of the following:

	Year Ended December 31,
($ in millions)	2013	2012	2011
Current income tax expense:
Federal	$1.3	$(12.9)	$(3.2)
State	1.1	1.4	(0.4)
Foreign	42.0	44.0	33.5

	44.4	32.5	29.9

Deferred income tax expense:
Federal	(33.9)	(156.2)	(2.5)
State	0.6	0.2	(0.1)
Foreign	(21.1)	(1.3)	(0.3)

	(54.4)	(157.3)	(2.9)

Allocation from discontinued operations:
Federal	—	—	(11.7)

	—	—	(11.7)

Total (benefit) provision for taxes	$(10.0)	$(124.8)	$15.3

In 2012, the Company recorded an income tax benefit resulting from a $150.0 million reversal of the Company’s U.S. federal valuation allowance against its net U.S. federal deferred tax assets. The Company evaluates evidence at each balance sheet date to determine if it is more likely than not that the Company will be able to utilize its net deferred tax assets in future years. Based upon the evidence evaluated, the positive factors outweighed the negative factors, the most persuasive factors being the objectively verifiable cumulative normalized taxable income over three years, as well as projected future taxable income.

Changes in tax rates impact the tax (benefit) provision in the year a rate change is enacted.

Deferred income taxes are provided for the effects of temporary differences between the amounts of assets and liabilities recognized for financial reporting purposes and the amounts recognized for income tax purposes. The deferred tax assets and liabilities are determined by applying the enacted tax rate in the year in which the temporary difference is expected to reverse.

The tax effects of the major items recorded as deferred tax assets and liabilities are as follows:

	December 31,
($ in millions)	2013	2012
Current deferred income tax assets, net:
Allowance for doubtful accounts	$0.5	$0.4
Restructuring	0.6	0.5
Derivative instruments	0.9	—
Other current reserves and accruals	3.9	3.2
Investment basis difference	40.4	—
Valuation allowance	(3.2)	(0.5)

Total current deferred income tax assets, net	43.1	3.6

Noncurrent deferred income tax assets:
Investment basis difference	18.4	18.7
Pension and postretirement benefits	41.0	45.7
Tax loss carryforwards and credits	155.8	160.0
Other noncurrent reserves and accruals	26.8	17.0
Foreign exchange on debt	(0.9)	0.5
Derivative instruments	—	0.4
Other	0.7	0.6
Valuation allowance	(15.3)	(20.4)

Total noncurrent deferred income tax assets	226.5	222.5

Noncurrent deferred income tax liabilities:
Goodwill and other intangibles	(48.5)	(37.6)
Property, plant and equipment	(59.9)	(57.9)

Total noncurrent deferred income tax liabilities	(108.4)	(95.5)

Net deferred income tax asset	$161.2	$130.6

Reconciliations of the U.S. statutory income tax rate to the effective tax rate are as follows:

	Year Ended December 31,
	2013	2012	2011
Federal statutory rate	35.0%	35.0%	35.0%
State taxes, net of federal effect	2.4	0.9	(0.4)
Foreign/U.S. tax differential	(37.4)	(5.2)	(6.3)
Goodwill	(5.9)	(3.3)	(4.2)
Capital loss	—	—	(103.2)
Basis difference	—	—	(20.8)
(Decrease) increase in valuation allowance	(5.7)	(141.3)	137.5
Debt instruments	(4.4)	(0.8)	—
Allocation from discontinued operations	—	—	(13.7)
Change in uncertain tax positions	(9.1)	—	3.6
Foreign tax rate changes	4.4	4.8	1.8
Other	(1.3)	(5.5)	(11.4)

Effective tax rate	(22.0)%	(115.4)%	17.9%

The 2013 effective tax rate was lower than the U.S. statutory rate of 35% primarily due to a beneficial foreign earnings mix of (37.4)% primarily in Germany, Chile and the U.K. and the change in uncertain tax positions due to the settlement of audits of (9.1)%.

The 2012 effective tax rate was lower than the U.S. statutory rate of 35% primarily due to the reversal of valuation allowances against net deferred tax assets of (141.3)% mainly related to the Company’s U.S. federal valuation allowance. Excluding this benefit, the 2012 effective tax rate would have been 25.9%. Additionally, the 2012 effective tax rate was positively impacted by a beneficial foreign earnings mix of (5.2)% primarily in Germany, Chile and the U.K.

The 2011 effective tax rate was lower than the U.S. statutory rate of 35% primarily due to a tax benefit related to a capital loss of (103.2)% resulting from a tax election made related to a non-U.S. subsidiary, a tax benefit related to a basis difference for a non-U.S. subsidiary of (20.8)%, an allocation of tax benefits to continuing operations of (13.7)% and a beneficial foreign earnings mix of (6.3)%. Additionally, the 2011 effective tax rate was negatively impacted by an increase to the U.S. valuation allowance against net deferred tax assets of 137.5%.

The Company’s U.S. operations are included in a consolidated federal income tax return.

As of December 31, 2013, the company has U.S. federal and foreign corporate tax loss carryforwards (excluding state and local amounts) of $436.5 million, of which $0.3 million expire through 2018, $2.4 million expire through 2023, $307.0 million expire through 2032 and $126.8 million which have no current expiration date. The Company has $8.4 million of federal capital loss carryforwards which expire in 2014. Additionally, the Company has state and local tax loss carryforwards of $201.7 million, of which $1.5 million expire through 2018, $65.3 million expire through 2028 and $134.9 million expire in years 2029 through 2033. The Company also has state capital loss carryforwards of $64.0 million, of which, $8.4 million expire in 2014 and $55.6 million expire in 2016.

The worldwide valuation allowance decreased by $2.6 million to $18.5 million at December 31, 2013. The valuation allowance as of December 31, 2013 and 2012 was attributable to deferred tax assets related to certain items, such as tax loss carryforwards in certain U.S. states and foreign countries for which it was more-likely-than-not that the related tax benefits would not be realized. The valuation allowance as of December 31, 2011 was attributable to deferred tax assets related to certain items, such as tax loss carryforwards in the U.S., China and other foreign countries for which it was more-likely-than-not that the related tax benefits would not be realized.

A table reflecting the activity in the valuation allowance is as follows:

	Year Ended December 31,
($ in millions)	2013	2012	2011
Balance, January 1	$21.1	$173.8	$74.3
(Decrease) increase as reflected in income tax expense (a)	(2.4)	(152.7)	99.8
Other	(0.2)	—	(0.3)

Balance, December 31	$18.5	$21.1	$173.8

(a)	Includes the reversal of $150.0 million in 2012 of the U.S. federal valuation allowance against its net U.S. federal deferred tax assets.

At December 31, 2013, the Company had undistributed foreign earnings of $2,298.9 million which the Company concluded to be permanently reinvested. The Company has determined that it is not practicable to compute a deferred tax liability for foreign withholding taxes or U.S. income taxes on these earnings. In accordance with the indefinite reversal criteria, the foreign currency gains recorded in other comprehensive income related to intercompany debt and foreign currency translation have not been tax effected.

The Company records liabilities for potential assessments in various tax jurisdictions. The liabilities relate to tax return positions which, although supportable by the Company, may be challenged by the tax authorities. The Company adjusts these liabilities as a result of changes in tax legislation, interpretations of laws by Courts, rulings by tax authorities, changes in estimates and the closing of the statute of limitations. The Company’s effective tax rate in any given year includes the impact of any changes to these liabilities. Favorable resolution of an issue would generally be recognized as a reduction to the Company’s annual tax rate.

The Company has classified the liability for uncertain tax positions as non-current income tax liabilities (other liabilities) unless expected to be paid within one year. As of December 31, 2013, the total amount of liabilities for unrecognized tax benefits was $30.7 million. A reconciliation of the beginning and ending balances of the total amounts of liabilities for unrecognized tax benefits, which excludes interest and penalties, is as follows:

($ in millions)	2013	2012
Unrecognized tax benefits at January 1	$33.7	$30.1
Increases in tax positions for prior years	2.1	4.3
Decreases in tax positions for prior years	(0.1)	—
Increases in tax positions for the current year	5.8	0.4
Decreases due to settlements with taxing authorities	(10.3)	(0.3)
Lapse in statute of limitations	(1.1)	(0.7)
Foreign exchange	0.6	(0.1)

Unrecognized tax benefits at December 31	$30.7	$33.7

The Company recognizes interest and penalties related to unrecognized tax benefits in its income tax provision. The Company accrued interest and penalties of $0.9 million and $1.1 million in 2013 and 2012, respectively. The Company had liabilities accrued of $10.0 million and $9.1 million for interest and penalties as of December 31, 2013 and 2012, respectively.

In accordance with the Company’s policy, where tax losses can be carried back or forward to offset liabilities for uncertain tax benefits, deferred tax assets associated with such tax losses are netted against liabilities for such uncertain tax benefits. This policy results in a $9.2 million and $14.2 million reduction in both liabilities for uncertain tax positions and deferred tax assets as of December 31, 2013 and 2012, respectively. The Company has unrecognized tax benefits, net of deferred tax assets, of $21.5 million and $19.5 million as of December 31, 2013 and 2012, respectively.

Included in the balance of unrecognized tax benefits as of December 31, 2013 and 2012 are $21.5 million and $19.5 million, respectively, of tax benefits that, if recognized, would affect the effective tax rate. Also included in the balance of unrecognized tax benefits as of December 31, 2013 and 2012 are $9.2 million and $14.2 million, respectively, of tax benefits that, if recognized, would result in adjustments to deferred taxes.

The Company is currently under audit in certain jurisdictions and during the next twelve months, it is reasonably possible that resolution of these audits could result in a benefit of up to $3.4 million. Audit outcomes and the timing of audit settlements are subject to significant uncertainty.

The Company is subject to taxation in the U.S., various states, and foreign jurisdictions. The Company’s tax filings in its major jurisdictions are open to investigation by tax authorities; in the U.S. from 2010, in the U.K. from 2012 and in Germany from 2008.

12.	OPERATING LEASE OBLIGATIONS:

The following is a schedule of minimum future rentals under the terms of noncancelable operating leases as of December 31, 2013:

($ in millions)
Years ended December 31:
2014	$12.4
2015	9.8
2016	7.0
2017	5.3
2018	5.0
Thereafter	30.1

Total	$69.6

Rent expense under all operating leases was $16.2 million, $13.7 million and $14.9 million for the years ended December 31, 2013, 2012 and 2011, respectively. Rent escalations and other lease concessions are reflected on a straight-line basis over the minimum lease term. Minimum future rentals include the effect of any index or rate that was applicable at lease inception.

13.	STOCK-BASED COMPENSATION:

The aggregate compensation cost for stock options, restricted stock units and Board of Director stock grants, as discussed below, was $12.7 million, $11.4 million and $12.6 million for the years ended December 31, 2013, 2012 and 2011, respectively.

Restricted Stock—Restricted stock of the Company can be granted with or without the requirement of consideration and with restrictions on the recipient’s right to transfer or sell the stock.

Restricted stock units. In December 2013, 2012 and 2011, the Company awarded market-based restricted stock units to its management and key employees as long as the employee continues to be employed by the Company on the vesting date and upon the achievement of certain performance targets approved by the Compensation Committee. The terms of the awards are as follows:

	Number of	Vesting
Award Date	Awards	Date	Market Performance Period
December 2013	161,156	January 1, 2017	January 1, 2014 to December 31, 2016
December 2012	309,287	January 1, 2016	January 1, 2013 to December 31, 2015
December 2011	257,440	January 1, 2015	January 1, 2012 to December 31, 2014

For each award date, the market-based restricted stock units vest based on the percentage change in the price of the Company’s stock over the market performance period and the performance-based restricted stock units vest based upon the Company’s total shareholder return as compared to the total shareholder return for the DOW Jones U.S. Chemical Index over the market performance period.

The Company specified a “target amount” of market-based restricted stock units and performance-based restricted stock units, whereby if the specified performance target is met, shares of the Company’s common stock would be awarded upon vesting of these units. However, these awards provide the employee with the possibility of earning from 0% to 150% of the targeted amounts granted based upon performance.

The Company began recognizing compensation expense for the restricted stock units awarded in December 2013, 2012 and 2011 upon the grant date of the awards in January of 2014, 2013 and 2012, respectively, because the performance targets that formed the basis for vesting of these awards were not available as of December 31, 2013, 2012 and 2011, respectively. The fair value of these market-based restricted stock units was estimated on the date of grant using the Monte Carlo simulation model as they are tied to market conditions. The model utilizes multiple input variables that determine the probability of satisfying each market condition stipulated in the grant and calculates the fair value for the awards. The fair value of market-based restricted stock units awarded in the years ended December 31, 2013, 2012 and 2011 used the assumptions noted in the following table:

	Year ended December 31,
	2013	2012	2011
Expected volatility	38%	43%	67%
Risk-free rate	0.8%	0.4%	0.4%

The compensation cost related to restricted stock units of the Company was $12.3 million, $10.4 million and $9.5 million for the years ended December 31, 2013, 2012 and 2011, respectively. The total tax benefit recognized related to restricted stock was $4.1 million, $1.4 million and $1.0 million for the years ended December 31, 2013, 2012 and 2011, respectively. The weighted average grant date fair value of the restricted shares granted in 2013, 2012 and 2011 were $76.56, $50.12 and $37.46, respectively, per stock unit. The total fair value of shares vested during the years ended December 31, 2012 and 2011 was $12.4 million and $6.2 million, respectively. As of December 31, 2013, there was $22.6 million of unrecognized compensation cost related to restricted stock units, which is expected to be recognized over a weighted-average period of approximately 2.4 years. The total tax benefit realized from restricted stock units vesting was $2.1 million and $1.7 million for the year ended December 31, 2012 and 2011, respectively. No restricted stock units vested in 2013 as the date of vesting for the awards granted in December 2010 is in January 2014.

In 2013, the Company modified equity awards held by employees of the former Advanced Ceramics and Clay-based Additives businesses and recognized additional compensation expense of $6.2 million, which is included in income from discontinued operations for the year ended December 31, 2013.

A summary of the status of the Company’s nonvested restricted stock units granted pursuant to the Plan at December 31, 2013 and 2012 and changes during the year ended December 31, 2013 is presented below:

		Weighted
		Average
	Shares	Fair Value
	(‘000)
Nonvested at December 31, 2012	815	$50.43
Granted	164	76.56
Cancelled	(125)	49.20

Nonvested at December 31, 2013	854	$55.45

Board of Directors Stock Grant—The Company granted 5,367 shares of its common stock to its directors during the year ended December 31, 2013. Compensation cost related to the directors’ stock grant caused income from continuing operations before taxes and net income to decrease by $0.4 million for the year ended December 31, 2013 and $0.5 million for each of the years ended December 31, 2012 and 2011.

Stock Options—Stock options granted to employees under the Plans shall have an exercise price at least equal to the fair market value of the Company’s common stock on the date of grant. The Company did not grant any stock options to directors or employees in 2013, 2012 and 2011.

Stock Options. Stock options granted in 2004 or prior years have a life of ten years from the date of grant and are fully vested. Stock options granted after 2004 typically have a life of seven years and vest in three equal annual installments on each of the first three anniversaries of December 31 of the year granted.

The compensation cost related to stock options of the Company caused income from continuing operations before taxes to decrease by $0.4 million and $2.6 million in the years ended December 31, 2012 and 2011, respectively. The total tax benefit recognized related to stock options was $0.1 million and $0.2 million in the years ended December 31, 2012 and 2011, respectively.

The total intrinsic value of stock options exercised during the years ended December 31, 2013, 2012 and 2011 was $58.1 million, $18.4 million and $32.5 million, respectively. Cash received from option exercises during 2013, 2012 and 2011 was $24.5 million, $9.1 million and $14.4 million, respectively. The total tax benefit realized from options exercised was $17.0 million, $1.6 million and $2.3 million for the years ended December 31, 2013, 2012 and 2011, respectively.

During 2011, the Company accelerated the vesting of 59,547 share options held by employees of the former plastic compounding business sold in January 2011. As a result of the modifications, the Company recognized additional expense of $2.1 million, included in income from discontinued operations, for the year ended December 31, 2011.

A summary of the status of the Company’s options granted pursuant to the Plan at December 31, 2013 and 2012 and changes during the year ended December 31, 2013 is presented below:

	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
	(‘000)		(years)	($ in millions)
Outstanding at December 31, 2012	1,957	$19.65
Exercised	(1,225)	19.98

Outstanding at December 31, 2013	732	$19.10	1.9	$38.7

All outstanding options are fully vested as of December 31, 2012.

14.	EMPLOYEE BENEFIT PLANS:

The Company maintains various defined benefit pension plans, which cover certain employees in the U.S., U.K., Germany and other countries. In Germany, plan obligations include the provision of postretirement benefits covering private health insurance premiums. One of the U.S. subsidiaries provide certain retirees with healthcare and life insurance.

Funding requirements and investment policies for the Company’s various defined benefit plans are governed by local statutes and fiduciary standards outlined below.

The following tables summarize the benefit obligations, plan assets and the funded status of the pension plans, along with the amounts recognized in the consolidated balance sheets and the weighted average assumptions used.

	Pension Benefits
	U.S. Plans		Non-U.S. Plans
($ in millions)	2013	2012	2013	2012
Change in benefit obligation:
Benefit obligation at beginning of year	$37.4	$34.7	$380.5	$323.2
Service cost	—	—	4.2	3.6
Interest cost	1.4	1.4	13.1	14.4
Actuarial (gain) loss	(4.1)	2.3	(2.4)	42.5
Benefits paid	(1.4)	(1.0)	(17.2)	(15.0)
Plan changes	—	—	—	1.8
Effect of curtailment/settlement	—	—	(12.0)	(0.8)
Foreign exchange loss	—	—	11.4	10.5
Other	—	—	0.8	0.3

Benefit obligation at end of year	$33.3	$37.4	$378.4	$380.5

Change in fair value of plan assets:
Fair value of plan assets at beginning of year	$24.8	$21.8	$109.8	$97.4
Actual return on assets	2.5	2.7	4.9	9.2
Employer contributions	0.7	1.3	6.4	2.5
Benefits paid from fund	(1.4)	(1.0)	(3.7)	(3.1)
Effect of curtailment/settlement	—	—	(10.6)	(0.8)
Foreign exchange gain	—	—	2.4	4.3
Other	—	—	0.7	0.3

Fair value of plan assets at end of year	$26.6	$24.8	$109.9	$109.8

Funded status (a)	$(6.7)	$(12.6)	$(268.5)	$(270.7)

Amounts recognized in the consolidated balance sheets:
Current liabilities	$—	$—	$(9.3)	$(9.6)
Noncurrent liabilities (b)	(6.7)	(12.6)	(259.2)	(261.0)

Net amount recognized	$(6.7)	$(12.6)	$(268.5)	$(270.6)

Amounts recognized in accumulated other comprehensive income:
Net actuarial losses	$8.3	$14.4	$88.1	$92.1
Prior service cost	—	—	5.5	6.1

Accumulated other comprehensive loss	$8.3	$14.4	$93.6	$98.2

Accumulated benefit obligation	$33.3	$37.4	$371.8	$370.0

Weighted-average assumptions used to determine benefit obligations at December 31:
Discount rate	4.61%	3.71%	3.85%	3.61%
Rate of compensation increase	N/A	N/A	3.21%	3.06%

(a)	The Company’s overall unfunded position in its defined benefit plans as of December 31, 2013 is $275.2 million and the funded status of our plans is 33%. However, 84% of the Company’s unfunded position is concentrated in plans mostly in Germany, where funding is neither legally required nor customary. When only the plans that have funding requirements are considered, the unfunded portion is $43.2 million and the funded status is 76%. The funding of the Company’s pension plans was in compliance with local requirements as of December 31, 2013.
(b)	Balances do not include $3.0 million and $2.5 million as of December 31, 2013 and 2012, respectively, representing certain individually immaterial pension and postretirement medical plans which are reported within “Pension and Related Liabilities” in the consolidated balance sheets.

	U.S. Plans			Non-U.S. Plans
($ in millions)	2013	2012	2011	2013	2012	2011
Weighted-average assumptions used to determine net periodic benefit cost for years ended December 31:
Discount rate	3.71%	4.19%	5.31%	3.61%	4.56%	5.05%
Expected return on plan assets (a)	6.53%	7.96%	8.23%	4.63%	6.75%	7.12%
Rate of compensation increase	N/A	N/A	N/A	3.06%	3.09%	3.13%
Components of net pension benefit costs:
Service cost	$—	$—	$—	$4.2	$3.6	$3.1
Interest cost	1.4	1.4	1.4	13.1	14.4	15.3
Expected return on assets	(1.6)	(1.7)	(1.7)	(6.7)	(6.5)	(6.7)
Net amortization of actuarial losses	1.1	1.1	0.5	4.8	1.8	0.7
Amortization of prior service cost	—	—	—	0.7	0.7	1.0

Net periodic pension cost	0.9	0.8	0.2	16.1	14.0	13.4
Settlement/curtailment	—	—	—	0.1	0.1	—

Total pension cost	$0.9	$0.8	$0.2	$16.2	$14.1	$13.4

(a)	The long-term rate of return on assets listed above is the average of expected returns developed for each plan weighted by each plan’s assets, as of January 1 of the year measured. Rates of return have been estimated based on various asset-appropriate price and yield indices, adjusted for projected inflation and long-term dividend growth.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

($ in millions)	U.S. Plans	Non-U.S. Plans
2014	$1.4	$16.1
2015	1.5	17.5
2016	1.6	18.0
2017	1.7	18.4
2018	1.9	19.3
Years 2019 - 2023	10.6	101.6
Expected employer contributions to plan assets:
2014	$1.2	$4.2

Recognition of actuarial losses—In 2014, the Company expects to recognize $4.4 million of previously unrecognized actuarial losses.

Other postretirement benefits—The Company had liabilities of $2.6 million and $2.8 million as of December 31, 2013 and 2012, respectively, related to other postretirement benefit plans reported as “Pension and Related Liabilities” in the Consolidated Balance Sheets. Related plan expenses were $0.1million, $0.2 million and $0.1 million in 2013, 2012 and 2011, respectively.

Plans with accumulated benefit obligations in excess of plan assets—Substantially all of the Company’s defined benefit plans had accumulated benefit obligations in excess of plan assets.

Plans with projected benefit obligations in excess of plan assets—The Company’s defined benefit plans all had projected benefit obligations in excess of plan assets.

Contributions—During the year ended December 31, 2013, the Company made contributions of approximately $7.1 million to its defined benefit pension trusts and an additional $13.5 million in benefit payments directly to plan participants. For 2014, the Company expects to make payments of approximately $5.3 million as contributions to pension trusts plus benefit payments directly to plan participants of approximately $12.4 million.

Investment policies and strategies—The Company’s plans have varying statutory and plan governance requirements. For example, U.K. plan investments are limited to listed securities not affiliated with the Company or the investment advisor and equities are divided between domestic and foreign equity. U.S. plan investments are generally limited to mutual funds. Although the Company has representatives of local management involved in the governance of all plans, some plans or statutes also have representation by workers, employee unions, and/or corporate-level executives.

Plans in the U.K. and the U.S. represent approximately 95% of total plan assets. In these countries, the general investment objectives are to maximize the expected return on the plans’ assets without unduly prejudicing the security of the members’ accrued benefits and with sufficient liquidity to meet current plan cash flow requirements. As each plan is locally governed, asset allocations may vary between plans. Most plans do not have fixed targets but vary their investment allocations based on plan trustees’ consultation with professional investment advisors as to whether these allocations remain appropriate in light of relative investment performance and risk and/or actuarial changes related to plan participants. The following table presents the weighted-average of the plans’ targeted investment allocations in 2013 as well as the actual weighted-average investment allocations as of December 31, 2013 and 2012:

	U.S. Plans			Non-U.S. Plans
	Target	2013	2012	Target	2013	2012
Cash and cash equivalents	—%	—%	—%	—%	3%	1%
Equity securities	51	48	51	66	64	58
Fixed income	49	52	49	32	31	30
Insurance contracts, real estate and other	—	—	—	2	2	11

The following table presents the Company’s plan assets using the fair value hierarchy as of December 31, 2013 and 2012. See Item 8. Financial Statements and Supplementary Data - Note 5, “Financial Instruments and Fair Value Measurements,” for descriptions of the Company’s fair value hierarchy levels. The Company does not have any employee benefit plan assets that are classified as Level 3 inputs as of December 31, 2013 or 2012. The Company has not been informed by its investment managers of any changes in valuation techniques or inputs during the periods presented.

	Fair Value Measurements
	As of December 31, 2013			As of December 31, 2012
(in millions)	Total	Level 1	Level 2	Total	Level 1	Level 2
Cash and cash equivalents	$3.3	$3.3	$—	$0.8	$0.8	$—
Equity funds (a)	82.9	1.2	81.7	75.9	3.3	72.6
Government bonds (b)	4.6	1.9	2.7	5.2	1.8	3.4
Corporate bonds (b)	29.1	2.4	26.7	27.9	2.3	25.6
Other fixed income funds	13.8	0.5	13.3	12.0	0.5	11.5
Insurance contracts	2.8	—	2.8	12.8	—	12.8

Total	$136.5	$9.3	$127.2	$134.6	$8.7	$125.9

(a)	Primarily represent investments in diversified equity mutual funds.
(b)	Represents a direct investment or mutual pooled fund.

Level 1

Direct investments in publicly traded equity and debt securities are valued at quoted market prices. Similarly, mutual funds are public investment vehicles valued at quoted market prices, which represent the net asset value (“NAV”) of the shares held.

Level 2

Most of the Company’s Level 2 investments are funds valued at NAV provided by investment managers. Investments that do not meet the criteria for Level 1, but are redeemable at NAV within 90 days of the measurement date are classified as Level 2. Investments with longer time horizons for redemption are evaluated individually based on specific facts and circumstances with the rebuttable presumption that such investments should be classified as Level 3.

Direct investments in corporate and government bonds that are not actively traded are based on institutional bid evaluations using proprietary models that are derived from observable inputs. Commingled and proprietary funds are valued at unit or net asset values provided by investment managers, which are based on the fair value of the underlying investments utilizing public information, independent external valuation from third-party services, third-party advisors, or standard bond or other investment valuation models. Insurance contracts are valued as reported by the issuer, typically either using cash surrender value - the amount a plan would receive if a contract was cashed out at year end — or based on the present value of the expected future cash flows.

Other Retirement Benefit Plans

Savings Plans—The Company sponsors various defined contribution plans for certain employees. Contributions under the plans are based on specified percentages of employee compensation. In aggregate, the Company’s contributions to these plans were $6.7 million, $6.1 million and $6.8 million in 2013, 2012 and 2011, respectively.

Multiemployer Plans— During 2013, the Company participated in one multiemployer plan in Germany. The Company previously participated in a multiemployer plan in the U.S. but ended its participation in 2012 as it satisfied all outstanding obligations. The risks of participating in these multiemployer plans are different from single-employer plans in the following aspects:

•	Assets contributed to the multiemployer plan by one employer may be used to provide benefits to employees of other participating employers.

•	If a participating employer stops contributing to the plan, the unfunded obligation of the plan may be borne by remaining participating employers.

The Company’s contribution expense to these plans is outlined in the table below:

	Company Contributions ($ in millions)
	Year ended December 31,
Pension Fund	2013	2012	2011
Pensionskasse Dynamit Nobel Versicherungsverein auf Gegenseitigkeit, Troisdorf (“DN Pensionskasse”)	$2.9	$3.0	$2.3
U.S. Plan	—	0.1	0.1

Total	$2.9	$3.1	$2.4

The Company’s contributions to the DN Pensionskasse represented approximately 20% of the total contributions received by the DN Pensionskasse in the years ended December 31, 2013, 2012 and 2011. Including the discontinued operations, the Company’s contributions to the DN Pensionskasse represented approximately half of the total contributions received by the DN Pensionskasse in those years.

The DN Pensionskasse provides monthly payments in the case of disability, death or retirement. Additional information of the DN Pensionskasse is available in the public domain. Some participants in the plan are subject to collective bargaining arrangements, which have no fixed expiration date. The contribution and benefit levels are neither negotiated nor significantly influenced by these collective bargaining arrangements nor are benefit levels generally subject to reduction.

The DN Pensionskasse rules require that contributions are set by its Board to comply with the applicable German insurance law. This law requires that such plans be fully funded at all times. The DN Pensionskasse was fully funded as of December 31, 2012, the date the most recent information is publicly available. This funding level would correspond to the highest funding zone status (at least 80% funded) under U.S. pension regulation.

The DN Pensionskasse plan is subject to a financial improvement plan (“FIP”) which expires in at the end of 2014. The FIP calls for increased capital reserves to avoid future underfunding risk. In 2012, the Company’s contribution included a one-time payment of €0.4 million ($0.5 million) to ensure that the solvency requirements agreed upon in the FIP were met at the end of year end. In 2013, the Company provided a guarantee of €4.7 million ($6.5 million) to meet these solvency requirements based on a December 31, 2013 measurement date.

The majority of the Company’s contributions are tied to employees’ contributions, which are generally calculated as a percentage of base compensation, up to a certain statutory ceiling. Until the end of 2014 (end of the FIP), the Company will pay at least three times the employees’ contributions for longer-term employees. However, for employees starting after December 1, 2007, the Company’s contributions equal the employee contributions.

Since the plan liabilities need to be fully funded at all times according to local funding requirements, it is unlikely that the DN Pensionskasse plan will fail to fulfill its obligations, however, in such an event, the Company is liable for the benefits of its employees who participate in the plan.

15.	EARNINGS PER SHARE:

Basic and diluted earnings per common share (“EPS”) were computed using the following share data:

	Year ended December 31,
($ in millions, except per share amounts; shares in thousands)	2013	2012	2011
EPS Numerator:
Amounts attributable to Rockwood Holdings, Inc. shareholders:
Income from continuing operations	$55.4	$232.9	$70.2
(Loss) income from discontinued operations	(66.0)	146.3	209.9
Gain on sale of discontinued operations, net of tax	1,670.5	—	119.3

Net income	$1,659.9	$379.2	$399.4

EPS Denominator:
Basic weighted average number of common shares outstanding	75,781	77,665	76,555
Effect of dilutive stock options and other incentives	1,609	2,278	3,310

Diluted weighted average number of common shares outstanding and common stock equivalents	77,390	79,943	79,865

Basic earnings per common share attributable to Rockwood Holdings, Inc. shareholders:
Earnings from continuing operations	$0.73	$3.00	$0.92
Earnings from discontinued operations, net of tax	21.17	1.88	4.30

Basic earnings per common share	$21.90	$4.88	$5.22

Diluted earnings per common share attributable to Rockwood Holdings, Inc. shareholders:
Earnings from continuing operations	$0.72	$2.91	$0.88
Earnings from discontinued operations, net of tax	20.73	1.83	4.12

Diluted earnings per common share	$21.45	$4.74	$5.00

For the years ended December 31, 2013, 2012 and 2011, there were no outstanding shares that would have had an anti-dilutive effect.

16.	RESTRUCTURING AND OTHER SEVERANCE COSTS:

The Company records restructuring liabilities that represent charges incurred in connection with consolidations and cessations of certain of its operations, including operations from acquisitions, as well as headcount reduction programs. These charges consist primarily of severance and facility/entity closure costs. Severance charges are based on various factors including the employee’s length of service, contract provisions, salary levels and local governmental legislation. At the time a related charge is recorded, the Company calculates its best estimate based upon detailed analysis. Although significant changes are not expected, actual costs may differ from these estimates.

The following table provides the restructuring and other severance costs for the years ended December 31, 2013, 2012 and 2011:

	Year ended December 31,
($ in millions)	2013	2012	2011
Severance/Relocation	$1.9	$3.4	$6.2
Facility/entity closure and other	13.1	5.9	3.4
Asset write-downs	—	24.3	—

Restructuring charge	15.0	33.6	9.6
Other severance costs	2.5	1.7	1.8

Total	$17.5	$35.3	$11.4

For the year ended December 31, 2013, the restructuring charges primarily relate to relate to the closure of a lithium manufacturing facility in the U.S., environmental reserves recorded for facilities retained as part of the sale of the TiO2 Pigments and Other Businesses, organizational changes in the Surface Treatment segment, as well as closure costs related to the move of the Lithium headquarters to a new location.

All restructuring actions still in progress as of December 31, 2013 are expected to be substantially complete within the next twelve months. However, payouts of certain liabilities resulting from these actions will take place over several years. There are no significant future costs related to open restructuring plans remaining. Selected information for outstanding liabilities from recent restructuring actions is as follows (excluding asset write-downs of $24.3 million noted above):

($ in millions)	Severance/ Relocation	Facility/Entity Closure and Other	Total
Liability balance, December 31, 2011	$4.9	$2.4	$7.3
Restructuring charge in 2012	3.4	5.9	9.3
Utilized	(2.3)	(6.4)	(8.7)
Foreign exchange and other	0.1	—	0.1

Liability balance, December 31, 2012	$6.1	$1.9	$8.0
Restructuring charge in 2013	1.9	13.1	15.0
Utilized	(5.2)	(7.9)	(13.1)
Foreign exchange and other	(0.4)	(2.3)	(2.7)

Liability balance, December 31, 2013	$2.4	$4.8	$7.2

Restructuring reserves by segment are as follows:

	As of December 31,
($ in millions)	2013	2012
Lithium	$2.8	$1.4
Surface Treatment	2.7	4.7
Corporate and other	1.7	1.9

	$7.2	$8.0

17.	ACCUMULATED OTHER COMPREHENSIVE INCOME:

Changes in accumulated other comprehensive income (loss) are as follows:

($ in millions)	Pension related adjustments, net of tax (a)	Foreign currency translation (b)	Intercompany loans - foreign currency translation (b)	Net investment hedge, net of tax (c)	Cash flow hedges, net of tax (d)	Total accumulated other comprehensive income (loss)
Balance at December 31, 2010	$(43.5)	$229.2	$128.2	$(179.7)	$(0.6)	$133.6
Period change	(39.2)	(47.7)	(24.7)	(9.9)	0.4	(121.1)

Balance at December 31, 2011	(82.7)	181.5	103.5	(189.6)	(0.2)	12.5
Period change	(63.3)	24.4	13.9	(0.3)	0.2	(25.1)

Balance at December 31, 2012	(146.0)	205.9	117.4	(189.9)	—	(12.6)
Other comprehensive loss before reclassifications	25.1	62.2	31.8	—	—	119.1
Amounts reclassified from accumulated other comprehensive loss to net income	25.3	1.0	(1.5)	—	—	24.8
Amounts reclassified from noncontrolling interest to accumulated other comprehensive loss (e)	(27.6)	—	—	—	—	(27.6)

Balance at December 31, 2013	$(123.2)	$269.1	$147.7	$(189.9)	$—	$103.7

(a)	The tax effect on the pension related adjustments is an expense (benefit) of $10.4 million, $(25.8) million and $(12.0) million for the years ended December 31, 2013, 2012 and 2011, respectively.
(b)	The foreign currency translation and intercompany loan adjustments are not adjusted for income taxes in accordance with the indefinite reversal criteria.
(c)	There was no tax effect recorded for the years ended December 31, 2013, 2012 and 2011, respectively.
(d)	The tax effect on the cash flow hedges is an expense of $0.1 million for 2011.
(e)	This represents the amount of accumulated other comprehensive loss reclassified as a result of the Company’s purchase of Kemira’s 39% interest in the Titanium Dioxide Pigment’s venture in February 2013.

Gains and losses on intercompany foreign currency loans that are of a long-term investment nature for which settlement is not planned or anticipated in the foreseeable future are reported as a component of accumulated other comprehensive income.

The amounts reclassified from accumulated other comprehensive income (loss) into net income are as follows:

Amount Reclassified from Accumulated Other Comprehensive Loss
Accumulated Other Comprehensive Loss Components	Year ended December 31, 2013
Pension related adjustments:
Sale of Advanced Ceramics (a)	$(18.1)
Actuarial losses (b)	(16.0)
Prior service costs (b)	(0.8)

(34.9)
Income tax provision	9.6

$(25.3)

Foreign currency translation:
Sale of Advanced Ceramics (a)	$(3.3)
Sale of Clay-based Additives (a)	2.3

$(1.0)

Intercompany foreign currency loans:
Sale of Advanced Ceramics (a)	$1.5

$1.5

Total reclassifications for the period	$(24.8)

(a)	Amounts reclassified to gain on sale of discontinued operations, net of tax in the consolidated statements of operations.
(b)	These accumulated other comprehensive income components are included in the computation of net periodic pension costs that are recorded in costs of products sold and selling, general and administrative expenses in the consolidated statements of operations. In addition, these accumulated other comprehensive income components include the effect of actuarial losses and prior service costs from discontinued operations.

18.	COMMITMENTS AND CONTINGENCIES:

Legal Proceedings—The Company is involved in various legal proceedings, including commercial, intellectual property, product liability, regulatory and environmental matters of a nature considered normal for its business. The Company accrues for amounts related to these matters if it is probable that a liability has been incurred, and an amount can be reasonably estimated. The Company discloses such matters when there is at least a reasonable possibility that a material loss may have been incurred. However, the Company cannot predict the outcome of any litigation or the potential for future litigation.

Former Glass Sealants Business

A subsidiary in the Surface Treatment segment formerly manufactured and distributed sealants for insulating glass, which was sold in 2003. This subsidiary has been named as a defendant, or third party defendant, in several lawsuits, which were initiated prior to and after the sale of the business, relating to allegedly defective manufacturing of those products. Two lawsuits are still pending in Germany (District Courts of Frankfurt am Main and of Rottweil) and six lawsuits are pending in the Netherlands (High Court of Hertogenbosch), The court of the first instance in the Dutch litigations concluded in March 2012 that our subsidiary breached certain implied product warranties and is responsible for certain alleged damages to be determined. The Company’s subsidiary has appealed this decision. In general, this subsidiary may be required to compensate damage claims asserted by the various plaintiffs in these actions. Although the Company expects its subsidiary to have coverage under its product liability insurance policies should damages ultimately be awarded or agreed to, in such an event, its insurance may not cover such damages and, if not, its subsidiary may not have sufficient cash flow to pay them. The Company estimates that the possible range of loss from those damage claims, net of expected insurance recoveries, is from €0.7 million ($1.0 million) to €4.2 million ($5.8 million) as of December 31, 2013. The Company does not believe that the resolution of these matters will have a material effect on its financial condition, results of operations or cash flows.

Real Estate Transfer Tax Matter

In December 2009, the Company received a tax assessment from German tax authorities, claiming that the Company’s acquisition of Dynamit Nobel in 2004 triggered a real estate transfer tax obligation. The Company appealed the assessment to the German tax authorities on the grounds that it had already paid the relevant real estate transfer tax and that the further assessment would constitute duplicate taxation of the real estate transfers. However, in October 2011, the German tax authorities affirmed their position with regard to the assessment. Consequently, the Company appealed this assessment with the German Fiscal Court and intends to vigorously defend its position in this matter. The Company estimates that the possible range of loss from these claims as of December 31, 2013 is from €0.0 million to €5.5 million ($7.6 million). The Company does not expect this matter to have a material impact on its financial condition, results of operations or cash flows.

Inspector General Subpoena

In February 2010, a subsidiary of the Company received a subpoena from the Inspector General of the Department of Defense (“DOD”) seeking information related to a product in the Timber Treatment Chemicals business in the Performance Additives segment. In June 2012, the United States government filed a notice of election indicating that it would not intervene at that time and the court ordered the complaint to be unsealed. The complaint was served on the Company in November 2012 by Osmose, Inc. (“Osmose”), a competitor of our Timber Treatment business, and alleges that our subsidiary misrepresented properties of certain fire retardants in relation to a military specification for such products. In March 2013, Osmose filed an amended complaint. In May 2013, the Company’s subsidiary filed a motion to dismiss the action. In January 2014, the United States District Court for the Western District of New York granted the Company’s motion and dismissed all claims with prejudice. Osmose did not appeal this matter.

Other Matters

Although the Company expects to continue to pay legal fees in connection with the above matters and other legal actions such as chromated copper arsenate and other product liability matters, based on currently available facts, the Company does not believe that any other individual action will have a material effect on its financial condition, results of operations or cash flows.

Reserves in connection with known product liability matters, net of expected insurance recoveries, do not individually exceed $2.1 million and in the aggregate equal $3.0 million as of December 31, 2013. The Company’s reserve estimates are based on available facts, including damage claims and input from its internal and external legal counsel, past experience, and, in some instances where defense costs are being paid by its insurer, known or expected insurance recoveries. The Company is unable to estimate the amount or range of any potential incremental charges should facts and circumstances change and may in the future revise its estimates based on new information becoming available. Further, the Company cannot predict the outcome of any litigation or the potential for future litigation.

Indemnity Matters—The Company is indemnified by third parties in connection with certain matters related to acquired and divested businesses. The Company has no reason to believe that the financial condition of those parties who may have indemnification obligations to the Company is other than sound, except as regards to pension obligations disclosed below. However, in the event the Company seeks indemnity under any of these agreements or through other means, there can be no assurance that any party who may have obligations to indemnify the Company will adhere to their obligations and the Company may have to resort to legal action to enforce its rights under the indemnities. In cases where the Company’s indemnification claims to such third parties are uncontested, the Company expects to realize recoveries within the short term.

The Company may be subject to indemnity claims relating to properties or businesses it divested. For example, the Company has agreed to indemnify the buyer of its former plastic compounding, Clay-based Additives and TiO2 Pigments and Other Businesses for certain tax and environmental matters which may arise in the future that relate to the period prior to the closing or other matters related to such businesses.

The Company’s pension liability includes defined benefit obligations to employees of a previously divested company which cannot legally be transferred to the owners under local law. The owner of the business had agreed to indemnify the Company for these obligations, however, such company has filed for bankruptcy. Accordingly, as of December 31, 2013, the Company has recorded a reserve of €4.9 million ($6.7 million) against its related receivable of €5.4 million ($7.4 million) due from the current owner. The Company cannot predict the ultimate outcome of this matter.

In the opinion of management, and based upon information currently available, the ultimate resolution of any indemnification obligations owed to the Company or by the Company is not expected to have a material effect on the Company’s financial condition, results of operations or cash flows.

Safety, Health and Environmental Matters

General

The Company is subject to extensive environmental, health and safety laws in the United States, the European Union (“EU”) and elsewhere at the international, national, state, and local levels. Many of these laws impose requirements relating to clean up of contamination, and impose liability in the event of damage to human beings, natural resources or property, and provide for substantial fines, injunctions and potential criminal sanctions for violations. Other laws or contractual agreements require post-closure reclamation of landfills, surface mining sites and manufacturing facilities for damage resulting from normal operation of these locations. The products, including the raw materials handled, are also subject to industrial hygiene regulations and investigation. The nature of the Company’s operations exposes it to risks of liability for breaches of these laws and regulations as a result of the production, storage, transportation and sale of materials that can cause contamination or personal injury when released into the environment. Environmental laws are subject to change and have tended to become stricter over time. Such changes in environmental laws, or the enactment of new environmental laws, could result in materially increased capital, operating and compliance costs.

Safety, Health and Environmental Management Systems

The Company is committed to achieving and maintaining compliance with all applicable safety, health and environmental (“SHE”) legal requirements. The Company’s subsidiaries have developed policies and management systems that are intended to identify the SHE legal requirements applicable to their operations, enhance compliance with such requirements, ensure the safety of the Company’s employees, contractors, community neighbors and customers and minimize the production and emission of wastes and other pollutants. Although SHE legal requirements are constantly changing, these SHE management systems are designed to assist the Company in meeting its compliance goals and minimizing risk.

SHE Capital Expenditures

The Company will incur future costs for capital improvements and general compliance under SHE laws. For the years ended December 31, 2013, 2012 and 2011, the capital expenditures for SHE matters for continuing operations totaled $6.0 million, $23.1 million and $13.9 million, respectively, excluding costs to maintain and repair pollution control equipment. For 2014, the Company estimates capital expenditures for continuing operations for compliance with SHE laws to be at similar levels as 2013; however, because capital expenditures for these matters are subject to changes in existing and new SHE laws for continuing operations, the Company cannot provide assurance that its recent expenditures will be indicative of future amounts required to comply with these laws.

Regulatory Developments

Greenhouse gases have increasingly become the subject of international, national, state and local attention. On September 22, 2009, the Environmental Protection Agency (“EPA”) passed its final greenhouse gas monitoring and reporting rule that required certain facilities in the U.S. to record their greenhouse gases beginning January 1, 2010 and begin reporting these measurements on September 30, 2011. Currently, no facilities are required to report under this program. Based upon currently available information, the Company does not believe that this rule will have a material impact on its financial condition, results of operations or cash flows. However, further legislation of greenhouse gases and carbon dioxide has been proposed in the U.S. and other jurisdictions. Certain European facilities are subject to different carbon emission trading schemes imposed by local governments, e.g. U.K. and Germany. Any such laws may directly and indirectly have a material impact on its financial condition, results of operations and cash flows in any quarterly or annual reporting period, such as through higher costs for energy and certain raw materials and additional capital expenditures to comply with such laws.

The Company is also subject to the Homeland Security Agency’s regulations, which address chemical plant safety, the Kyoto Protocol, which relates to the emission of greenhouse gases and the European Union Integrated Pollution Prevention and Control Directive, which relates to environmental permitting programs for individual facilities. In addition, legislation has been introduced in Congress seeking to reform the Toxic Control Substances Act, which among other things, would require manufacturers to develop and submit additional safety data for each chemical it produces, similar to the Registration, Evaluation, and Authorization of Chemicals (“REACH”) legislation. Based upon currently available information, the Company does not believe that these regulations will have a material impact on its financial condition, results of operations or cash flows.

Environmental Reserves

Environmental laws have a significant effect on the nature and scope of any clean-up of contamination at current and former operating facilities, the costs of transportation and storage of chemicals and finished products and the costs of the storage and disposal of wastes.

In addition, “Superfund” statutes in the United States as well as statutes in other jurisdictions impose strict, joint and several liability for clean-up costs on the entities that generated waste and/or arranged for its disposal at contaminated third party sites, as well as the past and present owners and operators of contaminated sites. All responsible parties may be required to bear some or all clean-up costs regardless of fault, legality of the original disposal or ownership of the disposal site.

The following table provides a list of the Company’s present and former facilities with environmental contamination or reclamation obligations for which the Company has reserved for at December 31, 2013:

Country	Location	(a)	(b)	(c)	(d)	(e)
Brazil	Diadema			X		X
Chile	La Negra				X
	Salar de Atacama				X
China	Shenzhen			X
France	Sens	X
Germany	Duisburg				X
	Empelde	X				X
	Hainhausen	X
	Liebenau			X
	Stadeln	X	X
	Troisdorf	X	X	X
The Netherlands	Oss	X
South Africa	Boksburg	X
United Kingdom	Birtley			X
United States	Beltsville, MD	X
	East St. Louis, IL			X
	Easton, PA			X
	Kings Mountain, NC				X
	Pineville, NC					X
	Silver Peak, NV				X
	Sunbright, VA	X				X
	Valdosta, GA	X

(a)	The Company is currently operating groundwater monitoring and/or remediation systems at these locations.
(b)	The Company is currently operating groundwater monitoring and/or remediation systems at these locations for which prior owners or insurers have assumed all or most of the responsibility.
(c)	The Company is currently conducting investigations into additional possible soil and/or groundwater contamination at these locations.
(d)	The Company has land restoration obligations generally relating to landfill activities or surface mining at these locations.
(e)	The Company is responsible for certain liabilities related to environmental matters at these formerly owned or closed facilities.

The Company is also responsible for environmental matters at some of its former off-site disposal locations owned by third parties. These sites are considered Superfund sites as defined by the EPA or state regulatory authority. The Company is a potentially responsible party or de minimis participant at a Superfund location in South Gate, CA. Although the Company cannot provide assurances in this regard, the Company does not believe that these issues will have a material effect on its financial condition, results of operations or cash flows. Nonetheless, the discovery of contamination arising from present or historical industrial operations at some of the Company’s or its predecessor’s former and present properties and/or at sites where the Company and its predecessor disposed wastes could expose the Company to cleanup obligations and other damages in the future.

In connection with the sale of TiO2 Pigments and Other Businesses, the Company agreed to retain liability for certain environmental matters at several operating sites where the Company currently has environmental reserves, including Birtley, UK, Hainhausen, Germany, Shenzhen, China, Beltsville, Maryland, East St. Louis, Illinois, Easton, Pennsylvania and Valdosta, Georgia. Accordingly, the reserves for these sites are not included in discontinued operations and the reserves for other operating sites for these businesses are included in discontinued operations (Duisburg, Uerdingen, and Schwarzheide, Germany, Kipsikorpi, Finland, Harrisburg, North Carolina and Turin, Italy). In addition, the Company agreed to indemnify the buyer for certain environmental matters at such other operating sites of the businesses for a limited period subject to certain limitations, caps and deductibles.

The Company has established financial reserves relating to anticipated environmental cleanup obligations, site reclamation and remediation and closure costs, which are reviewed at least quarterly based on currently available information. Liabilities are recorded when potential liabilities are either known or believed to be probable and can be reasonably estimated. In the event that the Company establishes a financial reserve in connection with site remediation costs, the Company records a reserve for the estimated cost of the remediation, even though the costs of the remediation will likely be spread out over many years. The Company does not include unasserted claims in its reserves.

The Company’s liability estimates are based upon available facts, existing technology, indemnities from or to third parties, past experience and, in some instances, insurance recoveries where the remediation costs are being paid by its insurers, and are generated by several means, including State-mandated schedules, environmental consultants and internal experts, depending on the circumstances.

On a consolidated basis, the Company has accrued $42.0 million and $38.4 million for environmental liabilities as of December 31, 2013 and 2012, respectively, most of which were classified as other non-current liabilities in the consolidated balance sheets. Included in the environmental liabilities are reclamation obligations of $15.3 million and $14.9 million as of December 31, 2013 and 2012, respectively. These obligations primarily relate to post-closure reclamation in the surface mining and manufacturing sites within the Lithium segment.

	Year ended December 31,
($ in millions)	2013	2012
Liability balance, January 1	$14.9	$13.8
Accretion	0.6	0.6
Utilization	(0.3)	—
Revisions to estimates	0.1	0.5

Liability balance, December 31	$15.3	$14.9

The remaining environmental liabilities ($26.7 million and $23.5 million as of December 31, 2013 and 2012, respectively) represent remediation obligations. The Company estimates that the potential range for such environmental matters (excluding reclamation obligations) as of December 31, 2013 is from $26.7 million to $46.9 million. Of these accruals, $14.3 million and $13.2 million as of December 31, 2013 and 2012, respectively, represent liabilities discounted using discount rates ranging from 2.8% to 7.0%, with the undiscounted amount of these reserves being $29.8 million and $28.8 million, respectively.

The Company’s remediation liabilities are payable over periods of up to 30 years. At a number of the sites described above, the extent of contamination has not yet been fully investigated or the final scope of remediation is not yet determinable and could potentially affect the range. For the year ended December 31, 2013, the Company recorded charges of $4.1 million to increase its environmental liabilities and made payments of $1.4 million for reclamation and remediation costs, which reduced its environmental liabilities. For the year ended December 31, 2013, the recurring cost of managing hazardous substances for ongoing operations is $9.2 million.

The Company believes these accruals are adequate based on currently available information. The Company may incur losses in excess of the amounts accrued; however, based on currently available information, it does not believe the additional amount of potential losses would have a material effect on its business or financial condition, but may have a material effect on the results of operations or cash flows in any given quarterly or annual reporting period. The Company does not believe that any known individual environmental matter would have a material effect on its financial condition, results of operations or cash flows. The Company is unable to estimate the amount or range of any potential incremental charges should facts and circumstances change and may in the future revise its estimates based on new information becoming available.

In the event that manufacturing operations are discontinued at any of the Company’s facilities with known contamination, regulatory authorities may impose more stringent requirements on the Company including soil remediation. The Company does not contemplate any such action occurring in the foreseeable future, as these facilities’ remaining lives are not known. Given the indeterminate useful life of these facilities and the corresponding indeterminate settlement date of any soil remediation obligations, the Company does not have sufficient information to estimate a range of potential settlement dates for its obligations. Consequently, the Company cannot employ a present value technique to estimate fair value and, accordingly, has not accrued for any environmental-related costs to remediate soil at these facilities.

Commitments

As of December 31, 2013, the Company has unconditional purchase obligations of $92.9 million primarily consisting of take-or-pay contracts to purchase goods and energy that are enforceable and legally binding and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. These purchase obligations are expected to be incurred as follows: $81.5 million in less than one year and $11.4 million in two-three years.

19.	GUARANTOR FINANCIAL STATEMENTS:

Rockwood Holdings Inc. (“Parent Company”) and certain of its 100% owned domestic subsidiaries (“Guarantor Subsidiaries”) jointly and severally, and fully and unconditionally guarantee the 2020 Notes in the aggregate principal amount of $1.25 billion issued in September 2012 by Rockwood Specialties Group, Inc. (“RSGI”), an indirect 100% owned subsidiary of the Company. The following presents the consolidating financial information separately for:

•	Parent Company Guarantor — the Parent Company owns a 100% direct investment in Rockwood Specialties Consolidated, Inc. (“RSCI”). RSCI owns a 100% direct investment in Rockwood Specialties International, Inc. (“RSII”). RSII owns a 100% direct investment in RSGI. Each of these entities is a domestic holding company;

•	Issuer - RSGI, the issuer of the guaranteed obligations, owns direct or indirect investments in all other domestic and foreign subsidiaries;

•	Guarantor Subsidiaries — these represent substantially all of RSGI’s domestic subsidiaries on a combined basis. The “investment in subsidiary” and “equity in undistributed earnings of subsidiaries” represents all non-guarantor subsidiaries of such guarantors;

•	Non-Guarantor Subsidiaries — these include all of the Company’s foreign subsidiaries, two domestic subsidiaries and RSCI and RSII (because they are non-guarantors) on a consolidated basis. As a result, the “investment in subsidiary” and “equity in undistributed earnings of subsidiaries” presented in the Non-Guarantor Subsidiaries column includes all of the subsidiaries of RSCI;

•	Consolidating Adjustments — represent adjustments to (a) eliminate intercompany transactions between or among the Parent Company, RSGI, the Guarantor Subsidiaries and the Non-Guarantor subsidiaries, (b) eliminate the investments in subsidiaries and (c) offset deferred income taxes within the same tax jurisdictions; and

•	Total Consolidated Amounts - Parent Company and its subsidiaries on a consolidated basis.

Each entity in the consolidating financial information follows the same accounting policies as described in the consolidated financial statements.

The Parent Company Guarantor, Issuer, Guarantor Subsidiaries and Non-Guarantor Subsidiaries are parties to cash concentration arrangements with three financial institutions to maximize the availability of cash for general corporate and operating purposes. Cash balances under one of the cash concentration arrangements are swept daily from the accounts of the entities who are party to the arrangement into the concentration account. There are no restrictions under the cash concentration arrangements on the movement of cash between the Parent Company Guarantor, the Issuer, the Guarantor Subsidiaries and the Non-Guarantor Subsidiaries. There are no significant restrictions on the ability of RSGI or any Guarantor Subsidiaries to obtain funds by dividend or loan. However, there are restrictions contained in the indenture governing the 2020 Notes on the ability of the Parent Company to obtain funds from RSGI and its subsidiaries. See Note 10, “Long-term Debt,” for further details.

The 2012 and 2011 prior year guarantor financial statements were adjusted for discontinued operations (described in Note 2, “Discontinued Operations”), the adjustment related to Turin, Italy (described in Note 20, “Immaterial Corrections”), a correction of misclassifications among operating, investing and financing activities in the guarantor statements of cash flows for the years ended December 31, 2012 and 2011 for intercompany pooling/lending arrangements, and other changes to conform to current year presentation.

The following tables present the Company’s consolidating statement of operations, comprehensive income and cash flows for the years ended December 31, 2013, 2012 and 2011 and the Company’s consolidating balance sheet as of December 31, 2013 and 2012.

ROCKWOOD HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATING STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2013

(Dollars in millions)

	Parent Company Guarantor	Issuer	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Consolidating Adjustments	Total Consolidated Amounts
Net sales	$—	$—	$331.9	$1,138.2	$(92.3)	$1,377.8
Cost of products sold	—	—	206.6	644.2	(91.0)	759.8

Gross profit	—	—	125.3	494.0	(1.3)	618.0
Selling, general and administrative expenses	—	3.1	118.3	280.4	—	401.8
Gain on previously held equity investment	—	—	—	(16.0)	—	(16.0)
Restructuring and other severance costs	—	—	8.5	9.0	—	17.5
Asset write-downs and other	—	—	3.9	0.2	—	4.1

Operating (loss) income	—	(3.1)	(5.4)	220.4	(1.3)	210.6

Other income (expenses), net:
Intergroup interest, net	—	61.5	(7.5)	(54.0)	—	—
Interest expense, net	—	(81.1)	(2.0)	0.8	—	(82.3)
Loss on early extinguishment/modification of debt	—	(0.8)	(4.3)	(10.4)	—	(15.5)
Intergroup other, net	—	32.0	(13.4)	(18.6)	—	—
Foreign exchange loss on financing activities, net	—	(17.7)	(0.7)	(48.7)	—	(67.1)
Other, net	—	—	—	(0.3)	—	(0.3)

Other (expenses) income, net	—	(6.1)	(27.9)	(131.2)	—	(165.2)

(Loss) income from continuing operations before taxes	—	(9.2)	(33.3)	89.2	(1.3)	45.4
Income tax (benefit) provision	—	(22.9)	(7.2)	20.5	(0.4)	(10.0)

Net income (loss) from continuing operations	—	13.7	(26.1)	68.7	(0.9)	55.4
Income (loss) from discontinued operations, net of tax	—	47.1	(17.2)	(95.0)	0.1	(65.0)
Gain (loss) on sale of discontinued operations, net of tax	—	454.0	(48.5)	1,265.0	—	1,670.5
Equity in undistributed earnings of subsidiaries	1,659.9	1,145.1	59.9	1,659.9	(4,524.8)	—

Net income (loss)	1,659.9	1,659.9	(31.9)	2,898.6	(4,525.6)	1,660.9
Net income attributable to the noncontrolling interest - discontinued operations	—	—	—	(1.0)	—	(1.0)

Net income attributable to Rockwood Holdings, Inc. shareholders	$1,659.9	$1,659.9	$(31.9)	$2,897.6	$(4,525.6)	$1,659.9

ROCKWOOD HOLDINGS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATING STATEMENTS OF COMPREHENSIVE INCOME

YEAR ENDED DECEMBER 31, 2013

(Dollars in millions)

	Parent Company Guarantor	Issuer	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Consolidating Adjustments	Total Consolidated Amounts
Net income (loss)	$1,659.9	$1,659.9	$(31.9)	$2,898.6	$(4,525.6)	$1,660.9

Other comprehensive income	116.3	116.3	4.0	224.3	(315.6)	145.3

Comprehensive income (loss)	1,776.2	1,776.2	(27.9)	3,122.9	(4,841.2)	1,806.2
Comprehensive income attributable to noncontrolling interest	—	—	—	(2.4)	—	(2.4)

Comprehensive income (loss) attributable to Rockwood Holdings, Inc. shareholders	$1,776.2	$1,776.2	$(27.9)	$3,120.5	$(4,841.2)	$1,803.8

ROCKWOOD HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATING STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2012

(Dollars in millions)

	Parent Company Guarantor	Issuer	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Consolidating Adjustments	Total Consolidated Amounts
Net sales	$—	$—	$313.2	$1,097.3	$(86.7)	$1,323.8
Cost of products sold	—	—	205.8	$614.3	(83.0)	737.1

Gross profit	—	—	107.4	483.0	(3.7)	586.7
Selling, general and administrative expenses	—	(3.4)	104.7	254.9	—	356.2
Restructuring and other severance costs	—	—	16.8	18.5	—	35.3
Asset write-downs and other	—	—	0.2	0.1	—	0.3

Operating income (loss)	—	3.4	(14.3)	209.5	(3.7)	194.9

Other income (expenses), net:
Intergroup interest, net	—	50.5	(7.4)	(43.1)	—	—
Interest expense, net	—	(60.7)	(1.0)	(2.8)	—	(64.5)
Loss on early extinguishment/modification of debt	—	(1.2)	(4.2)	(6.6)	—	(12.0)
Intergroup other, net	—	0.2	16.0	(16.2)	—	—
Foreign exchange loss on financing activities, net	—	(2.9)	(0.7)	(6.7)	—	(10.3)

Other income (expenses), net	—	(14.1)	2.7	(75.4)	—	(86.8)

(Loss) income from continuing operations before taxes	—	(10.7)	(11.6)	134.1	(3.7)	108.1
Income tax (benefit) provision	—	(153.9)	(13.0)	43.4	(1.3)	(124.8)

Net income from continuing operations	—	143.2	1.4	90.7	(2.4)	232.9
Income from discontinued operations, net of tax	—	3.6	27.6	131.6	(1.8)	161.0
Equity in undistributed earnings of subsidiaries	379.2	232.4	57.6	379.2	(1,048.4)	—

Net income	379.2	379.2	86.6	601.5	(1,052.6)	393.9
Net income attributable to the noncontrolling interest - discontinued operations	—	—	—	(14.7)	—	(14.7)

Net income attributable to Rockwood Holdings, Inc. shareholders	$379.2	$379.2	$86.6	$586.8	$(1,052.6)	$379.2

ROCKWOOD HOLDINGS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATING STATEMENTS OF COMPREHENSIVE INCOME

YEAR ENDED DECEMBER 31, 2012

(Dollars in millions)

	Parent Company Guarantor	Issuer	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Consolidating Adjustments	Total Consolidated Amounts
Net income	$379.2	$379.2	$86.6	$601.5	$(1,052.6)	$393.9

Other comprehensive loss	(25.1)	(26.8)	(1.6)	(75.4)	91.0	(37.9)

Comprehensive income	354.1	352.4	85.0	526.1	(961.6)	356.0
Comprehensive income attributable to noncontrolling interest	—	—	—	(1.9)	—	(1.9)

Comprehensive income attributable to Rockwood Holdings, Inc. shareholders	$354.1	$352.4	$85.0	$524.2	$(961.6)	$354.1

ROCKWOOD HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATING STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2011

(Dollars in millions)

	Parent Company Guarantor	Issuer	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Consolidating Adjustments	Total Consolidated Amounts
Net sales	$—	$—	$294.0	$1,142.0	$(81.9)	$1,354.1
Cost of products sold	—	—	194.6	$660.1	(81.9)	772.8

Gross profit	—	—	99.4	481.9	—	581.3
Selling, general and administrative expenses	—	0.7	121.7	264.8	—	387.2
Restructuring and other severance costs	—	—	2.4	9.0	—	11.4
Asset write-downs and other	—	—	0.7	0.2	—	0.9

Operating (loss) income	—	(0.7)	(25.4)	207.9	—	181.8

Other income (expenses), net:
Intergroup interest, net	—	77.7	(10.0)	(67.7)	—	—
Interest expense, net	—	(77.9)	(0.7)	(4.5)	—	(83.1)
Loss on early extinguishment/modification of debt	—	(1.3)	(4.9)	(10.4)	—	(16.6)
Intergroup other, net	—	113.1	(94.7)	(18.4)	—	—
Foreign exchange gain (loss) on financing activities, net	—	6.1	—	(2.9)	—	3.2
Other, net	—	—	—	0.2	—	0.2

Other income (expenses), net	—	117.7	(110.3)	(103.7)	—	(96.3)

Income (loss) from continuing operations before taxes	—	117.0	(135.7)	104.2	—	85.5
Income tax provision (benefit)	0.3	1.4	(16.6)	30.2	—	15.3

Net (loss) income from continuing operations	(0.3)	115.6	(119.1)	74.0	—	70.2
Income from discontinued operations, net of tax	—	9.1	36.5	204.9	—	250.5
Gain (loss) on sale of discontinued operations, net of tax	—	45.8	129.5	(56.0)	—	119.3
Equity in undistributed earnings of subsidiaries	399.7	229.2	33.1	399.7	(1,061.7)	—

Net income	399.4	399.7	80.0	622.6	(1,061.7)	440.0
Net income attributable to the noncontrolling interest - discontinued operations	—	—	—	(40.6)	—	(40.6)

Net income attributable to Rockwood Holdings, Inc. shareholders	$399.4	$399.7	$80.0	$582.0	$(1,061.7)	$399.4

ROCKWOOD HOLDINGS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATING STATEMENTS OF COMPREHENSIVE INCOME

YEAR ENDED DECEMBER 31, 2011

(Dollars in millions)

	Parent Company Guarantor	Issuer	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Consolidating Adjustments	Total Consolidated Amounts
Net income	$399.4	$399.7	$80.0	$622.6	$(1,061.7)	$440.0

Other comprehensive loss	(121.1)	(121.1)	(8.7)	(108.3)	225.9	(133.3)

Comprehensive income	278.3	278.6	71.3	514.3	(835.8)	306.7
Comprehensive income attributable to noncontrolling interest	—	—	—	(28.4)	—	(28.4)

Comprehensive income attributable to Rockwood Holdings, Inc. shareholders	$278.3	$278.6	$71.3	$485.9	$(835.8)	$278.3

ROCKWOOD HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATING BALANCE SHEET

DECEMBER 31, 2013

(Dollars in millions)

	Parent Company Guarantor	Issuer	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Consolidating Adjustments	Total Consolidated Amounts
ASSETS
Current assets:
Cash and cash equivalents	$—	$12.9	$30.9	$1,479.0	$—	$1,522.8
Accounts receivable, net	—	—	42.6	185.5	—	228.1
Intergroup receivable	—	840.0	541.9	15.3	(1,397.2)	—
Inventories	—	—	56.8	176.4	(5.0)	228.2
Deferred income taxes	—	2.5	35.2	7.6	0.1	45.4
Prepaid expenses and other current assets	—	—	17.0	73.1	—	90.1
Assets of discontinued operations	3.0	94.8	197.8	1,423.1	(169.6)	1,549.1

Total current assets	3.0	950.2	922.2	3,360.0	(1,571.7)	3,663.7
Property, plant and equipment, net	—	—	134.8	708.0	—	842.8
Investment in subsidiary	3,381.0	2,447.2	490.5	3,381.0	(9,699.7)	—
Goodwill	—	—	25.4	634.2	—	659.6
Other intangible assets, net	—	—	33.5	94.4	—	127.9
Intergroup receivable	94.7	1,264.7	118.0	2.5	(1,479.9)	—
Deferred financing costs, net	—	17.9	—	—	—	17.9
Deferred income taxes	—	103.8	18.0	34.7	—	156.5
Other assets	—	—	0.9	63.0	—	63.9

Total assets	$3,478.7	$4,783.8	$1,743.3	$8,277.8	$(12,751.3)	$5,532.3

LIABILITIES
Current liabilities:
Accounts payable	$—	$—	$10.4	$81.8	$—	$92.2
Intergroup payable	533.5	0.6	850.0	12.8	(1,396.9)	—
Income taxes payable	—	—	1.9	11.6	—	13.5
Accrued compensation	—	—	17.0	53.0	—	70.0
Accrued expenses and other current liabilities	—	13.6	22.2	53.2	—	89.0
Deferred income taxes	—	—	—	3.7	(1.4)	2.3
Long-term debt, current portion	—	—	—	10.3	—	10.3
Liabilities of discontinued operations	—	5.4	176.5	472.7	(168.1)	486.5

Total current liabilities	533.5	19.6	1,078.0	699.1	(1,566.4)	763.8
Long-term debt	—	1,250.0	—	35.1	—	1,285.1
Pension and related liabilities	—	—	9.3	259.6	—	268.9
Intergroup payable	24.9	120.5	388.1	946.2	(1,479.7)	—
Deferred income taxes	—	—	—	38.4	—	38.4
Other liabilities	—	12.7	24.1	65.9	—	102.7

Total liabilities	558.4	1,402.8	1,499.5	2,044.3	(3,046.1)	2,458.9
Restricted stock units	24.2	—	—	—	—	24.2
EQUITY
Rockwood Holdings, Inc. stockholders’ equity:
Common stock	0.8	—	190.6	164.7	(355.3)	0.8
Paid-in capital	1,269.8	1,037.1	515.6	1,694.4	(3,247.1)	1,269.8
Accumulated other comprehensive income	103.7	105.0	6.3	269.6	(380.9)	103.7
Retained earnings (deficit)	1,923.1	2,238.9	(468.7)	3,951.7	(5,721.9)	1,923.1
Treasury stock, at cost	(401.3)	—	—	—	—	(401.3)

Total Rockwood Holdings, Inc. stockholders’ equity	2,896.1	3,381.0	243.8	6,080.4	(9,705.2)	2,896.1
Noncontrolling interest	—	—	—	153.1	—	153.1

Total equity	2,896.1	3,381.0	243.8	6,233.5	(9,705.2)	3,049.2

Total liabilities and equity	$3,478.7	$4,783.8	$1,743.3	$8,277.8	$(12,751.3)	$5,532.3

ROCKWOOD HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATING BALANCE SHEET

DECEMBER 31, 2012

(Dollars in millions)

	Parent Company Guarantor	Issuer	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Consolidating Adjustments	Total Consolidated Amounts
ASSETS
Current assets:
Cash and cash equivalents	$—	$665.3	$11.4	$589.4	$—	$1,266.1
Accounts receivable, net	—	—	34.4	171.1	—	205.5
Intergroup receivable	—	263.5	34.8	7.8	(306.1)	—
Inventories	—	—	59.2	159.8	(6.3)	212.7
Deferred income taxes	—	—	0.0	6.8	0.7	7.5
Prepaid expenses and other current assets	—	—	14.2	33.7	—	47.9
Assets of discontinued operations	—	134.3	252.6	2,339.1	(142.8)	2,583.2

Total current assets	—	1,063.1	406.6	3,307.7	(454.5)	4,322.9
Property, plant and equipment, net	—	—	137.4	582.2	—	719.6
Investment in subsidiary	1,611.7	1,189.6	441.7	1,611.8	(4,854.8)	—
Goodwill	—	—	25.4	585.1	—	610.5
Intergroup receivable	70.3	1,415.6	146.4	55.5	(1,687.8)	—
Other intangible assets, net	—	—	41.8	81.6	—	123.4
Deferred financing costs, net	—	21.9	5.1	6.2	—	33.2
Deferred income taxes	—	130.9	18.6	7.9	—	157.4
Other assets	—	—	0.7	45.9	—	46.6

Total assets	$1,682.0	$3,821.1	$1,223.7	$6,283.9	$(6,997.1)	$6,013.6

LIABILITIES
Current liabilities:
Accounts payable	$—	$—	$12.7	$60.5	$—	$73.2
Intergroup payable	30.2	—	270.2	5.7	(306.1)	—
Income taxes payable	—	—	—	23.7	—	23.7
Accrued compensation	—	—	9.4	48.0	—	57.4
Accrued expenses and other current liabilities	—	20.6	23.9	42.7	—	87.2
Deferred income taxes	—	0.7	0.2	4.4	(1.4)	3.9
Long-term debt, current portion	—	30.6	—	7.8	—	38.4
Liabilities of discontinued operations	—	—	163.0	1,237.8	(142.8)	1,258.0

Total current liabilities	30.2	51.9	479.4	1,430.6	(450.3)	1,541.8
Long-term debt	—	2,143.5	—	37.9	—	2,181.4
Pension and related liabilities	—	—	15.3	260.8	—	276.1
Intergroup payable	16.7	2.1	440.2	1,228.7	(1,687.7)	—
Deferred income taxes	—	—	—	30.4	—	30.4
Other liabilities	—	11.9	27.7	56.1	—	95.7

Total liabilities	46.9	2,209.4	962.6	3,044.5	(2,138.0)	4,125.4
Restricted stock units	12.5	—	—	—	—	12.5
EQUITY
Rockwood Holdings, Inc. stockholders’ equity:
Common stock	0.8	—	190.6	164.7	(355.3)	0.8
Paid-in capital	1,243.1	1,044.0	505.8	1,691.1	(3,240.9)	1,243.1
Accumulated other comprehensive (loss) income	(12.6)	(11.3)	2.3	74.1	(65.1)	(12.6)
Retained earnings (deficit)	392.7	579.0	(437.6)	1,056.4	(1,197.8)	392.7
Treasury stock, at cost	(1.4)	—	—	—	—	(1.4)

Total Rockwood Holdings, Inc. stockholders’ equity	1,622.6	1,611.7	261.1	2,986.3	(4,859.1)	1,622.6
Noncontrolling interest	—	—	—	253.1	—	253.1

Total equity	1,622.6	1,611.7	261.1	3,239.4	(4,859.1)	1,875.7

Total liabilities and equity	$1,682.0	$3,821.1	$1,223.7	$6,283.9	$(6,997.1)	$6,013.6

ROCKWOOD HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATING STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2013

(Dollars in millions)

	Parent Company Guarantor	Issuer	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Consolidating Adjustments	Total Consolidated Amounts
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$1,659.9	$1,659.9	$(31.9)	$2,898.6	$(4,525.6)	$1,660.9
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Equity in undistributed earnings of subsidiaries	(1,659.9)	(1,145.1)	(59.9)	(1,659.9)	4,524.8	—
Income from discontinued operations, net of tax	—	(47.1)	17.2	95.0	(0.1)	65.0
Gain on sale of discontinued operations, net of tax		(454.0)	48.5	(1,265.0)	—	(1,670.5)
Depreciation and amortization	—	—	25.6	67.9	—	93.5
Deferred financing costs amortization	—	2.7	0.8	0.9	—	4.4
Loss on early extinguishment/modification of debt	—	0.8	4.3	10.4	—	15.5
Gain on previously held equity interest	—	—	—	(16.0)	—	(16.0)
Foreign exchange loss on financing activities, net	—	17.7	0.7	48.7	—	67.1
Bad debt provision	—	—	0.1	0.7	—	0.8
Stock-based compensation	—	—	7.6	5.1	—	12.7
Deferred income taxes	—	2.8	(1.5)	(55.3)	(0.4)	(54.4)
Asset write-downs and other	—	—	3.9	0.2	—	4.1
Excess tax benefits from stock-based payment arrangements	—	—	(13.2)	(3.8)	—	(17.0)
Changes in assets and liabilities, net of the effect of foreign currency translation and acquisitions:
Accounts receivable	—	—	(8.4)	(10.0)	—	(18.4)
Inventories	—	—	0.4	(13.5)	1.3	(11.8)
Prepaid expenses and other assets	—	—	1.4	(12.0)	—	(10.6)
Accounts payable	—	—	(0.2)	9.0	—	8.8
Income taxes payable	—	(54.9)	(1.6)	36.2	—	(20.3)
Accrued expenses and other liabilities	(0.3)	(6.6)	6.6	7.3	—	7.0
Intercompany operating activities, net	—	(19.0)	4.1	14.9	—	—

Net cash (used in) provided by operating activities of continuing operations	(0.3)	(42.8)	4.5	159.4	—	120.8
Net cash provided by operating activities of discontinued operations	—	54.0	12.1	173.4	—	239.5

Net cash (used in) provided by operating activities	(0.3)	11.2	16.6	332.8	—	360.3
CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures (a)	—	—	(20.5)	(151.8)	—	(172.3)
Acquisitions	—	—	—	(34.3)	—	(34.3)
Proceeds on sale of assets	—	—	2.2	0.4	—	2.6
Proceeds from intercompany investing related activity	—	1,271.5	—	1,142.0	(2,413.5)	—
Intercompany investing related payments	—	(1,512.9)	—	(1,105.0)	2,617.9	—

Net cash used in investing activities of continuing operations	—	(241.4)	(18.3)	(148.7)	204.4	(204.0)
Net cash provided by (used in) investing activities of discontinued operations (b)	—	540.3	(50.8)	1,733.9	(8.9)	2,214.5

Net cash provided by (used in) investing activities	—	298.9	(69.1)	1,585.2	195.5	2,010.5
CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of common stock, net of fees	24.5	—	—	—	—	24.5
Excess tax benefits from stock-based payment arrangements	—	—	13.2	3.8	—	17.0
Payments of long-term debt	—	(1,128.1)	—	(2.9)	—	(1,131.0)
Proceeds from long-term debt	—	204.0	—	0.6	—	204.6
Fees related to early extinguishment/modification of debt	—	(0.1)	—	(5.1)	—	(5.2)
Purchase of noncontrolling interest	—	(1.0)	—	(129.3)	—	(130.3)
Dividends distributions to shareholders	(127.6)	—	—	—	—	(127.6)
Share repurchases	(399.9)	—	—	—	—	(399.9)
Proceeds from intercompany financing related activity	503.3	1,105.0	81.9	947.3	(2,637.5)	—
Intercompany financing related payments	—	(1,141.5)	—	(1,271.5)	2,413.0	—

Net cash provided by (used in) financing activities of continuing operations	0.3	(961.7)	95.1	(457.1)	(224.5)	(1,547.9)
Net cash used in financing activities of discontinued operations	—	—	(22.5)	(533.1)	29.0	(526.6)

Net cash provided by (used in) financing activities	0.3	(961.7)	72.6	(990.2)	(195.5)	(2,074.5)

Effect of exchange rate changes on cash and cash equivalents	—	(0.8)	(0.6)	(44.8)	—	(46.2)

Net (decrease) increase in cash and cash equivalents	—	(652.4)	19.5	883.0	—	250.1
Less net increase in cash and cash equivalents from discontinued operations	—	—	—	(6.6)	—	(6.6)

(Decrease) increase in cash and cash equivalents from continuing operations	—	(652.4)	19.5	889.6	—	256.7
Cash and cash equivalents, beginning of period	—	665.3	11.4	589.4	—	1,266.1

Cash and cash equivalents, end of period	$—	$12.9	$30.9	$1,479.0	$—	$1,522.8

(a)	Net of governments grants of $2.2 million.
(b)	Includes net proceeds of $2,395.9 million from the sale of the Advanced Ceramics segment and Clay-based Additives business.

ROCKWOOD HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATING STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2012

(Dollars in millions)

	Parent Company Guarantor	Issuer	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Consolidating Adjustments	Total Consolidated Amounts
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$379.2	$379.2	$86.6	$601.5	$(1,052.6)	$393.9
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Equity in undistributed earnings of subsidiaries	(379.2)	(232.4)	(57.6)	(379.2)	1,048.4	—
Income from discontinued operations, net of tax	—	(3.6)	(27.6)	(131.6)	1.8	(161.0)
Depreciation and amortization	—	—	29.2	60.1	—	89.3
Deferred financing costs amortization	—	1.0	1.2	1.8	—	4.0
Loss on early extinguishment/modification of debt	—	1.2	4.2	6.6	—	12.0
Foreign exchange loss on financing activities, net	—	2.9	0.7	6.7	—	10.3
Bad debt provision	—	—	0.3	0.4	—	0.7
Stock-based compensation	—	—	6.3	5.1	—	11.4
Deferred income taxes	—	(149.4)	(6.3)	(0.3)	(1.3)	(157.3)
Asset write-downs and other	—	—	13.4	11.1	—	24.5
Excess tax benefits from stock-based payment arrangements	—	—	—	(3.7)	—	(3.7)
Changes in assets and liabilities, net of the effect of foreign currency translation and acquisitions:
Accounts receivable	—	—	(1.5)	(12.3)	—	(13.8)
Inventories	—	—	(14.8)	(2.1)	3.7	(13.2)
Prepaid expenses and other assets	—	(0.9)	(9.2)	(17.5)	—	(27.6)
Accounts payable	—	—	(0.6)	(1.0)	—	(1.6)
Income taxes payable	—	(4.6)	(3.9)	(0.7)	—	(9.2)
Accrued expenses and other liabilities	—	7.1	(4.4)	(12.4)	—	(9.7)
Intercompany operating activities, net	—	62.7	(60.1)	(2.6)	—	—

Net cash provided by (used in) operating activities of continuing operations	—	63.2	(44.1)	129.9	—	149.0
Net cash provided by operating activities of discontinued operations	—	10.0	50.2	239.9	—	300.1

Net cash provided by operating activities	—	73.2	6.1	369.8	—	449.1
CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures (a)	—	—	(45.9)	(94.9)	—	(140.8)
Acquisitions	—	—	—	0.2	—	0.2
Proceeds on sale of assets	—	—	—	0.5	—	0.5
Proceeds from intercompany investing related activity	—	261.5	—	10.5	(272.0)	—
Intercompany investing related payments	—	(430.4)	—	(0.5)	430.9	—

Net cash used in investing activities of continuing operations	—	(168.9)	(45.9)	(84.2)	158.9	(140.1)
Net cash used in investing activities of discontinued operations	—	—	(23.0)	(195.7)	—	(218.7)

Net cash used in investing activities	—	(168.9)	(68.9)	(279.9)	158.9	(358.8)
CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of common stock, net of fees	8.9	—	—	—	—	8.9
Excess tax benefits from stock-based payment arrangements	—	—	—	3.7	—	3.7
Payments of long-term debt	—	(805.7)	—	(2.1)	—	(807.8)
Proceeds from long-term debt	—	1,600.0	—	6.2	—	1,606.2
Deferred financing costs	—	(29.3)	—	—	—	(29.3)
Fees related to early extinguishment/modification of debt	—	(6.8)	—	—	—	(6.8)
Dividends paid to shareholders	(81.8)	—	—	—	—	(81.8)
Intercompany financing related payments	—	—	(29.3)	(242.7)	272.0	—
Proceeds from intercompany financing related activity	30.2	—	70.7	330.0	(430.9)	—

Net cash (used in) provided by financing activities of continuing operations	(42.7)	758.2	41.4	95.1	(158.9)	693.1
Net cash provided by financing activities of discontinued operations	—	—	3.5	160.5	—	164.0

Net cash (used in) provided by financing activities	(42.7)	758.2	44.9	255.6	(158.9)	857.1

Effect of exchange rate changes on cash and cash equivalents	—	2.8	(0.6)	2.5	—	4.7

Net (decrease) increase in cash and cash equivalents	(42.7)	665.3	(18.5)	348.0	—	952.1
Less net increase in cash and cash equivalents from discontinued operations	—	—	—	1.2	—	1.2

(Decrease) increase in cash and cash equivalents from continuing operations	(42.7)	665.3	(18.5)	346.8	—	950.9
Cash and cash equivalents, beginning of period	42.7	—	29.9	242.6	—	315.2

Cash and cash equivalents, end of period	$—	$665.3	$11.4	$589.4	$—	$1,266.1

(a)	Net of governments grants of $9.4 million.

ROCKWOOD HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATING STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2011

(Dollars in millions)

	Parent Company Guarantor	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Total Consolidated Amounts
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$399.4	$399.7	$80.0	$622.6	$(1,061.7)	$440.0
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Equity in undistributed earnings of subsidiaries	(399.7)	(229.2)	(33.1)	(399.7)	1,061.7	—
Loss (income) from discontinued operations, net of tax	—	(9.1)	(36.5)	(204.9)	—	(250.5)
Gain on sale of discontinued operations, net of tax	—	(45.8)	(129.5)	56.0	—	(119.3)
Depreciation and amortization	—	—	26.3	61.7	—	88.0
Deferred financing costs amortization	—	0.2	0.7	2.1	—	3.0
Loss on early extinguishment/modification of debt	—	1.3	4.9	10.4	—	16.6
Foreign exchange (gain) loss on financing activities, net	—	(6.1)	—	2.9	—	(3.2)
Fair value adjustment of derivatives	—	(2.1)	—	—	—	(2.1)
Bad debt provision	—	—	(0.3)	0.2	—	(0.1)
Stock-based compensation	—	—	8.4	4.2	—	12.6
Deferred income taxes	0.3	1.6	(13.6)	(2.9)	—	(14.6)
Asset write-downs and other	—	—	0.7	0.2	—	0.9
Excess tax benefits from stock-based payment arrangements	—	—	—	(4.0)	—	(4.0)
Changes in assets and liabilities, net of the effect of foreign currency translation and acquisitions:
Accounts receivable	—	—	(3.0)	(17.0)	—	(20.0)
Inventories	—	—	(7.6)	(21.3)	—	(28.9)
Prepaid expenses and other assets	—	—	10.1	(21.4)	—	(11.3)
Accounts payable	—	—	2.3	(1.9)	—	0.4
Income taxes payable	—	3.0	(8.6)	(11.8)	—	(17.4)
Accrued expenses and other liabilities	—	(24.2)	(9.3)	2.1	—	(31.4)
Intercompany operating activities, net	(4.5)	(10.6)	22.6	(7.5)	—	—

Net cash (used in) provided by operating activities of continuing operations	(4.5)	78.7	(85.5)	70.0	—	58.7
Net cash provided by operating activities of discontinued operations	—	12.8	53.3	323.7	—	389.8

Net cash (used in) provided by operating activities	(4.5)	91.5	(32.2)	393.7	—	448.5
CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures (a)	—	—	(34.8)	(77.2)	—	(112.0)
Acquisitions	—	—	—	(0.8)	—	(0.8)
Proceeds on sale of assets	—	—	—	0.7	—	0.7
Intercompany investing related payments	—	(12.7)	—	—	12.7	—
Proceeds from intercompany investing related activity	—	123.7	—	27.9	(151.6)	—

Net cash provided by (used in) investing activities of continuing operations	—	111.0	(34.8)	(49.4)	(138.9)	(112.1)
Net cash provided by investing activities of discontinued operations (b)	—	196.8	200.9	(132.8)	(131.7)	133.2

Net cash used in investing activities	—	307.8	166.1	(182.2)	(270.6)	21.1
CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of common stock, net of fees	14.6	—	—	—	—	14.6
Excess tax benefits from stock-based payment arrangements	—	—	—	4.0	—	4.0
Payments of long-term debt	—	(380.4)	—	(42.5)	—	(422.9)
Deferred financing costs	—	(5.3)	—	—	—	(5.3)
Fees related to early extinguishment/modification of debt	—	(13.4)	—	—	—	(13.4)
Proceeds from intercompany financing related activity	—	—	8.3	—	(8.3)	—
Intercompany financing related payments	—	—	(23.5)	(123.7)	147.2	—

Net cash provided by (used in) financing activities of continuing operations	14.6	(399.1)	(15.2)	(162.2)	138.9	(423.0)
Net cash used in financing activities of discontinued operations	—	—	(126.8)	(63.9)	131.7	(59.0)

Net cash provided by (used in) financing activities	14.6	(399.1)	(142.0)	(226.1)	270.6	(482.0)

Effect of exchange rate changes on cash and cash equivalents	—	(1.7)	(0.3)	(4.8)	—	(6.8)

Net increase (decrease) in cash and cash equivalents	10.1	(1.5)	(8.4)	(19.4)	—	(19.2)
Less net decrease in cash and cash equivalents from discontinued operations	—	—	—	(18.3)	—	(18.3)

Increase (decrease) in cash and cash equivalents from continuing operations	10.1	(1.5)	(8.4)	(1.1)	—	(0.9)
Cash and cash equivalents, beginning of period	32.6	1.5	38.3	243.7	—	316.1

Cash and cash equivalents, end of period	$42.7	$0.0	$29.9	$242.6	$—	$315.2

(a)	Net of governments grants of $16.0 million.
(b)	Includes net proceeds of $300.6 million from the sale of the plastic compounding business.

20.	IMMATERIAL CORRECTIONS:

During the financial closing period for the third quarter of 2013, the Company determined, after a formal investigation, that management at a single location in Italy within the Color Pigments and Services business of its former Performance Additives segment (reported in discontinued operations effective September 2013 - see Note 2, “Discontinued Operations,” for further details) had falsified accounting records supporting certain asset, liability and income statement balances, beginning in 2007. Based on the investigation, the Company has identified amounts in need of correction and concluded that they were not material individually or in the aggregate to any of its previously issued annual and interim financial statements, including the presentation of the Color Pigments and Services business as discontinued operations. Although management has determined the amounts individually and in the aggregate are not material to prior periods, in accordance with authoritative accounting literature on considering the effects of misstatements in prior years when quantifying misstatements in the current year, the financial statements included herein have been adjusted to correct for the impact of these items. In completing its investigation of this matter during the fourth quarter of 2013, the Company identified additional errors that were not previously reported in its Form 10-Q for the quarterly period ended September 30, 2013. The effect of these additional adjustments is a $4.8 million and $4.6 million cumulative reduction in retained earnings as of December 31, 2012 and December 31, 2011, respectively, with corresponding effects to varying financial statement line items. These items have been reflected in the “Adjustments” and “As Corrected and Reclassified” amounts below.

The Company has corrected the relevant financial information from previous reporting periods contained in these financial statements, now classified within discontinued operations, as well as the “Non-Guarantor Subsidiaries” column in the Company’s guarantor financial information (See Note 19, “Guarantor Financial Statements”). The major adjustments to the relevant balances as originally reported in continuing operations would have been as follows:

•	Cost of products sold would have increased by $6.0 million and $9.3 million (including depreciation of $1.4 million and $1.2 million) for the years ended December 31, 2012 and 2011, respectively (with gross profit correspondingly decreased). After tax effects, net income would have decreased $4.3 million ($0.05 per share on a diluted basis) and $11.9 million ($0.15 per share on a diluted basis) for the years ended December 31, 2012 and 2011, respectively.

•	Inventories would have decreased by $12.8 million as of December 31, 2012.

•	Accounts receivable, prepaid expenses and other current assets and other assets (non-current) would have decreased by $16.0 million as of December 31, 2012.

•	Property, plant and equipment, net and other intangible assets, net would have increased by $13.0 million as of December 31, 2012.

•	Accounts payable and other accrued liabilities would have increased by $21.1 million as of December 31, 2012.

•	Long-term debt, including current portion, would have increased by $4.5 million as of December 31, 2012.

•	Deferred income taxes would have decreased by $7.4 million as of December 31, 2012.

The following tables set forth the impact of the corrections of immaterial errors in the Company’s consolidated statements of operations and statement of cash flows for the years ended December 31, 2012 and 2011 and the consolidated balance sheet as of December 31, 2012. As noted above, certain of the immaterial adjustments related to periods prior to fiscal 2011 and have been reflected as a decrease in retained earnings as of January 1, 2011 in the Company’s consolidated statements of changes in stockholders’ equity. The cumulative (after-tax) effect of those adjustments prior to 2011 is $19.5 million.

	Year ended December 31, 2012
	As Previously Reported	Adjustments	Reclassifications for Discontinued Operations (See Note 2)	As Corrected and Reclassified
Cost of products sold	$2,351.8	$6.0	$(1,620.7)	$737.1
Gross profit	1,155.1	(6.0)	(562.4)	586.7
Operating income	453.3	(6.0)	(252.4)	194.9
Income from continuing operations before taxes	342.3	(6.3)	(227.9)	108.1
Income from continuing operations	398.2	(4.3)	(161.0)	232.9
Net income	398.2	(4.3)	—	393.9
Net income attributable to Rockwood Holdings, Inc. shareholders	383.5	(4.3)	—	379.2

	Year ended December 31, 2011
	As Previously Reported	Adjustments	Reclassifications for Discontinued Operations (See Note 2)	As Corrected and Reclassified
Cost of products sold	$2,380.0	$9.3	$(1,616.5)	$772.8
Gross profit	1,289.3	(9.3)	(698.7)	581.3
Operating income	567.3	(13.0)	(372.5)	181.8
Income from continuing operations before taxes	456.1	(13.3)	(357.3)	85.5
Income from continuing operations	331.7	(11.9)	(249.6)	70.2
Net income	451.9	(11.9)	—	440.0
Net income attributable to Rockwood Holdings, Inc. shareholders	411.3	(11.9)	—	399.4

	As of December 31, 2012
	As Previously Reported	Adjustments	Reclassifications for Discontinued Operations (See Note 2)	As Corrected and Reclassified
Total current assets (a)	$2,666.5	$(28.7)	$1,685.1	$4,322.9
Total assets	5,973.7	(15.8)	55.7	6,013.6
Total current liabilities (b)	1,081.2	18.3	442.3	1,541.8
Total liabilities (c)	4,051.5	18.2	55.7	4,125.4
Retained earnings	428.4	(35.7)	—	392.7
Total equity	1,909.7	(34.0)	—	1,875.7

(a)	Adjustments primarily in inventories, prepaid and other current assets.
(b)	Adjustments primarily in accounts payable.
(c)	Adjustments primarily in long-term debt and deferred income taxes.

	Year ended December 31, 2012
	As Previously Reported	Adjustments	Reclassifications for Discontinued Operations	As Corrected and Reclassified
Net cash provided by operating activities from continuing operations	$444.9	$6.9	$(302.8)	$149.0
Net cash used by investing activities from continuing operations	(353.4)	(5.4)	218.7	(140.1)
Net cash used by financing activities from continuing operations	858.6	(1.5)	(164.0)	693.1

	Year ended December 31, 2011
	As Previously Reported	Adjustments	Reclassifications for Discontinued Operations	As Corrected and Reclassified
Net cash provided by operating activities from continuing operations	$450.8	$(0.5)	$(391.6)	$58.7
Net cash used by investing activities from continuing operations	(279.4)	(0.1)	167.4	(112.1)
Net cash used by financing activities from continuing operations	(482.6)	0.6	59.0	(423.0)

21.	QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

($ in millions, except per share amounts)	First Quarter (a)	Second Quarter	Third Quarter (b)	Fourth Quarter (c)
2013
Net sales	$337.1	$347.9	$345.8	$347.0
Gross profit	153.1	157.5	152.7	154.7

Amounts attributable to Rockwood Holdings, Inc. shareholders:
Income from continuing operations	$6.5	$25.7	$8.4	$14.8
Income (loss) from discontinued operations, net of tax	11.3	5.4	(61.0)	(21.7)
Gain on sale of discontinued operations, net of tax	—	—	1,163.8	506.7

Net income	$17.8	$31.1	$1,111.2	$499.8

Basic earnings per share attributable to Rockwood Holdings, Inc. shareholders:
Basic earnings from continuing operations	$0.08	$0.33	$0.11	$0.20
Basic earnings from discontinued operations	0.15	0.07	14.85	6.62

Basic earnings per share	$0.23	$0.40	$14.96	$6.82

Diluted earnings per share attributable to Rockwood Holdings, Inc. shareholders:
Diluted earnings from continuing operations	$0.08	$0.33	$0.11	$0.20
Diluted earnings from discontinued operations	0.14	0.06	14.53	6.49

Diluted earnings per share	$0.22	$0.39	$14.64	$6.69

($ in millions, except per share amounts)	First Quarter (d)	Second Quarter (e)	Third Quarter	Fourth Quarter (f)
2012
Net sales	$340.0	$340.9	$320.9	$322.0
Gross profit	151.5	151.8	142.6	140.8

Amounts attributable to Rockwood Holdings, Inc. shareholders:
Income from continuing operations	$7.8	$168.0	$28.8	$28.3
Income (loss) from discontinued operations, net of tax	67.3	55.7	30.6	(7.3)

Net income	$75.1	$223.7	$59.4	$21.0

Basic earnings per share attributable to Rockwood Holdings, Inc. shareholders:
Basic earnings from continuing operations	$0.10	$2.16	$0.37	$0.36
Basic earnings (loss) from discontinued operations	0.87	0.72	0.39	(0.09)

Basic earnings per share	$0.97	$2.88	$0.77	$0.27

Diluted earnings per share attributable to Rockwood Holdings, Inc. shareholders:
Diluted earnings from continuing operations	$0.10	$2.10	$0.36	$0.35
Diluted earnings (loss) from discontinued operations	0.84	0.70	0.38	(0.09)

Diluted earnings per share	$0.94	$2.80	$0.74	$0.26

(a)	In the first quarter of 2013, the Company wrote off deferred financing costs of $17.6 million in connection with the prepayment of the Titanium Dioxide Pigments facility agreement.
(b)	In the third quarter of 2013, the Company recorded a gain, after tax, of $1,163.8 million related to the sale of the Advanced Ceramics segment in August 2013. Also, the Company recorded an estimated loss, after tax, of $52.7 million in connection with the sale of the TiO2 Pigments and Other Businesses. In addition, in the third quarter, the Company recorded a gain of $16.0 million as a result of revaluing our previously held equity interest to fair value related to the acquisition of the remaining 50% interest in a Surface Treatment joint venture in India and recorded a charge of $15.5 million consisting of the write-off of deferred financing costs of $10.3 million and fees of $5.2 million in connection with the repayment of all outstanding borrowings under the senior secured credit facility.
(c)	In the fourth quarter of 2013, the Company recorded a gain, after tax, of $506.3 million related to the sale of the Clay-based Additives business. Also we recorded an estimated loss, after tax, of $45.3 million in connection with the sale of the TiO2 Pigments and Other Businesses.
(d)	In the first quarter of 2012, the Company wrote-off a trade name in the amount of $10.3 million in the Lithium segment related to the reorganization of our Specialty Chemicals segment.

In addition, in the first quarter, the Company recorded a loss on early extinguishment/modification of debt of $9.7 million comprised of redemption premiums of $6.7 million and the write-off of deferred financing costs of $3.0 million in connection with the redemption of the 2014 Notes.

(e)	In the second quarter of 2012, the Company recorded an income tax benefit of $139.0 million related to the reversal of our federal valuation allowance against our net federal deferred tax assets.

In addition, in the second quarter, the Company recorded a loss on early extinguishment/modification of debt of $2.7 million comprised of fees of $2.4 million and the write-off of deferred financing costs of $0.3 million in connection with the refinancing of the titanium dioxide pigments venture facility agreement.

(f)	In the fourth quarter of 2012, the Company recorded a write-down of $12.0 million of machinery and equipment related to the closure of a facility in the U.S. for our Lithium segment.

In addition, in the fourth quarter, the Company recorded a loss on early extinguishment/modification of debt of $2.3 million related to the write-off of deferred financing costs in connection with the repayment of $250 million of term loan B under our senior secured credit facility in October 2012.

The basic and diluted earnings (loss) per common share amounts are calculated independently for each of the quarters presented. The sum of the quarters may not equal the full year amounts.